NO ACT

PE
1-13-12

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 1-13-12

Apache

12026478

Received SEC
JAN 13 2012
Washington, DC 20549

January 13, 2012

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Apache Corporation - Omission of Stockholder Proposal
Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company" or "Apache"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform you that Apache intends to omit from the proxy statement for its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials") a stockholder proposal (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this notice with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the date upon which the Company intends to file its definitive 2012 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent. The Company is not, however, requesting that the Staff respond to this request. Instead, as is required by Rule 14a-8(j), the Company is simply notifying the Staff of the Company's plans to exclude the Proposal and including, as is required by the rule, an explanation of why the company believes that it may exclude the Proposal.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. The Proposal

The Proposal requests that the Board of Directors "take the steps necessary so that each stockholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws." A copy of the Proposal and the Supporting Statement is attached as Exhibit A.

II. Basis for Exclusion

We hereby inform the Staff that we intend to exclude the Proposal pursuant to Rule 14a- 8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of stock ownership in response to the Company's proper request for that information.

III. Analysis

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal

A. *Background*

The Proposal, dated November 30, 2011, was received by the Company on November 30, 2011. *See* Exhibit A. Attached to the Proposal was a letter from a Senior Portfolio Manager of RAM Trust Services ("RTS"), which stated that the Proponent was a client of RTS and that he owned no fewer than 50 shares of Apache stock and has held them continuously since November 7, 2008 (the "RTS Letter"). The letter also indicated that RTS acted as his custodian for these shares and that Northern Trust Company, a direct participant in the Depository Trust Company, acted as a master custodian for RTS. Enclosed with the RTS Letter was a letter from Northern Trust, which stated that "The Northern Trust Company is the custodian for Ram Trust Services. As of November 29, 2011, Ram Trust Services held 163 shares of Apache Corp. Company CUSIP # 037411105. ... The above account has continuously held at least 50 shares of APA common stock since at least November 7, 2008." In addition, the RTS Letter invited the Company to contact the signatory of the RTS letter if RTS could "be of further assistance, or if you should require additional documentation related to Mr. Chevedden's proposal."

Under the recently published Staff Legal Bulletin No. 14F ("SLB 14F"), only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

Further, SLB 14F indicates that a stockholder that owns shares through a bank or broker that is not a DTC participant must obtain and submit two statements regarding the stockholder's ownership—one from the stockholder's bank or broker confirming the stockholder's ownership, and one from the DTC participant through which the securities are held confirming the ownership of the stockholder's bank or broker.

Based on a comparison of SLB 14F and publicly available information regarding RTS, the Company concluded that the letter from RTS did not comply with the guidance provided by SLB 14F. Accordingly, the Company sent the Proponent a deficiency notice dated December 9, 2011 (the "Deficiency Notice"). *See* Exhibit B. In addition to the Deficiency Notice, the Company accepted RTS's invitation and sent RTS a letter dated December 6, 2011 requesting more information regarding the Proponent's purported ownership of Company stock (the "Supplemental Information Request"). *See* Exhibit D.

The Deficiency Notice informed the Proponent that he had failed to comply with the procedural requirements of Rule 14a-8 and SLB 14F and explained how he could cure the procedural deficiency. In pertinent part, the Deficiency Notice stated:

> The provision of [the letters from RTS and Northern Trust] does not satisfy the requirements of SLB 14F because the letter from RTS was not provided by a bank or broker under prevailing law. In the letter, RTS states that you are a client of RTS, and that it serves as a custodian for Apache's shares. RTS is not a broker; it is an investment advisor, and therefore, is barred from serving as a broker or custodian. In Apache Corp. v Chevedden, 696 F.Supp 2d 723 (S.D. Tex. 2010), the court analyzed Apache's claim that RTS is not a broker and found that "Apache is correct that RTS does not appear on the SEC's list of registered broker-dealers, on the FINRA membership list, or on the SIPC membership list." Further, the court stated that, "RTS is not a participant in the DTC. It is not a registered broker with the SEC, or the self-regulating industry organizations FINRA and SIPC." Based on the court's ruling, we have reviewed the database of registered broker dealers maintained by F1NRA, as well as the list of DTC participants available at http://www.dtcc.com/downloadsimembershipidirectories/dtcialpha.pdf. As was the case in the KBR litigation, RAM Trust Services is not listed as a registered broker dealer or as a DTC participant.
>
> While you have provided a letter from DTC participant, Northern Trust, you have failed to provide a letter from a bank or broker. Therefore, until you provide a letter from a bank or broker, you have failed to provide adequate proof of ownership. As

> required by Rule 14a-8(f), you must provide us with proper proof of ownership as set forth in SLB 14F within 14 days of your receipt of this letter. We have attached to this notice of defect copies of Rule 14a-8 and SLB 14F for your convenience.

RTS responded on behalf of the Proponent by letter December 13, 2011. *See* Exhibit C. In that response, RTS stated that

> Please be advised that Ram Trust Services is not an "investment advisor", as you suggest. Rather it is a non-depository trust company organized in 1997 under Maine Revised Statutes Title 9-8: Financial Institutions, and regulated as such by the Maine Bureau of Financial Institutions.
>
> Ram Trust Services is, therefore, a "bank" within the meaning of Section 202(2)(iii) of the Investment Advisers Act of 1940 and Section 3(a)(6) of the Securities Exchange Act of 1934: "any other banking institution, savings association or trust company, whether incorporated or not, doing business under the laws of any State or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to national banks under the authority of the Comptroller of the Currency. ... and which is supervised and examined by State or Federal authority having supervision over banks and which is not operated for the purpose of evading the provisions of this title ..."

Noting that the Company had serious concerns regarding the RTS Letter, the law firm of Susman Godfrey LLP, on behalf of the Company, sent RTS the Supplemental Information Request asking for documentation (e.g., monthly, quarterly or annual account statements) from RTS documenting the Proponent and RTS's ownership of Company stock continuously since November 2008. The request also asked for communications by and among RTS, Northern Trust and the Proponent concerning the Company or its shares as well as any beneficial ownership reports filed by Ram Trust Co., Ram Trust Services, or Atlantic Financial Services with the SEC. Finally, noting that it has been documented that the Proponent has completed proof of ownership letters purportedly sent on behalf of his brokers, the Supplemental Information Request asked whether RTS has provided Chevedden with letters containing blank spaces to be filled in concerning Chevedden's purported ownership of securities in Apache or any other public company with securities registered under Section 12 or 15(d) of the Exchange Act.

Unfortunately, RTS's response to this reasonable request was included in a letter dated December 9, 2011, which simply stated the following:

> Thank you for your letter dated December 6, 2011. We believe that the issue is whether there is a defect in the letters dated November 30, 2011 from ourselves to John Chevedden and from Northern Trust to John Chevedden. Please advise whether there is any defect in these submissions.

See Exhibit E. In response to the letter from RTS, by letter dated December 22, 2011, Susman Godfrey LLP, on behalf of the Company, again requested that RTS provide the information requested in the Supplemental Information Request:

> In its November 30 letter, RTS stated that if additional documentation to establish proof of ownership for the proposal in question was needed, we should ask you for it. We did just that. Yet RTS's reply provided no answers to any of our questions and provided no documents.
>
> We asked for some pretty basic information that ought to be easy for RTS to produce (assuming the required ownership exists), so RTS's refusal to provide this information-which RTS itself offered-appears to reinforce the deficiency of the response to our proof of ownership request. We would like to give RTS this opportunity to reconsider.

See Exhibit F. Neither RTS nor the Proponent responded to this request. As a result, RTS's December 9, 2011 letter was the last communication from the Proponent or RTS regarding the Proposal.

For the reasons stated below, the information provided by the Proponent and RTS does not satisfy the requirements of Rule 14a-8(b)(2) and the Proposal is thus excludable pursuant to Rule 14a-8(f).

B. *Discussion*

The Proposal may be properly excluded from the Proxy Materials in accordance with Rule 14a-8 for two reasons. First, RTS is not a broker or a bank. Second, the exclusion of the Proposal is dictated by a final decision of a federal district court that is binding upon the Company and Proponent.

1. The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because RTS Is not A Bank or a Broker

The Proponent has failed to provide the Company, within the time period set forth in Rule 14a-8(f)(l), the requisite verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b) provides that in order to be eligible to submit the proposal, the Proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the Proposal is submitted.
Rule 14a-8(b)(2) provides that the Proponent, who is not a registered holder of the Company's securities, must prove his eligibility at the time of his submission in one of two ways: he must submit a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the Proposal, he continuously held the securities for at least one year, or he must submit copies of Schedules 13D or 13G or a Form 3, 4 or 5.

SLB 14F interprets Rule 14a-8 to require two written statements in circumstances where a stockholder holds shares through a bank or broker that is not the record holder of the shares at issue: one from the bank or broker through which the stockholder owns shares, and a second from the DTC participant through which a stockholder's bank or broker holds shares. The Proponent has provided only one of these two required statements – the letter from a DTC participant. As will be discussed below, however, RTS is neither a broker nor a bank as is explicitly required by SLB 14F. As a result, the Proponent has failed to provide one of the required forms of proof of ownership – a letter from a bank or broker verifying his ownership.

RTS Is Not a Registered Broker Dealer under Federal Law

To determine whether RTS is a registered broker dealer, we conducted a search for "Ram Trust Services" on the FINRA website. This search indicated that no entity identified as Ram Trust Services is a registered broker dealer. To be comprehensive, we also conducted a search for "Ram Trust" on the FINRA website, which produced a result identifying "Ram Trust Brokers, Inc." as a registered entity. The FINRA entry included a link to Atlantic Financial Services, which is a subsidiary of RTS. See the FINRA BrokerCheck Firm Summary, attached hereto as Exhibit G. The FINRA report also indicates that "Atlantic Financial Services of Maine, Inc. is the wholly owned subsidiary of Ram Trust Services." We also conducted a search of the database of broker dealers maintained by SIPC. This search did not result in the identification of any entities included in that database under the name Ram Trust. Based on this information, as originally indicated to the Proponent, RTS is not a registered broker dealer.

RTS Is Not a Bank under State or Federal Law

In its response to the Deficiency Notice, RTS claims that RTS is a "non-depository trust company organized in 1997 under Maine Revised Statutes Title 9-8: Financial Institutions, and regulated as such by the Maine Bureau of Financial Institutions." A similar claim is made on RTS's website: "Ram Trust Services is a state-chartered non-depository Trust Company based in Portland, Maine." This, however is not correct. In a 2009 Annual Report from the Superintendent of the Bureau of Financial Institutions to the Legislature the Maine Bureau of Financial Institutions, Ram Trust Company (but not RTS) is a registered non-depository trust company. *See* Exhibit H.[1] RTS, however, is not listed as a registered non-depository trust company. As the report from the Maine Bureau of Financial Institutions clearly indicates, RAM Trust Company, but not RTS, is a bank for the purposes of state and federal law. This is corroborated by a review of the Maine Bureau of Financial Institutions website, which lists the state chartered financial institutions it regulates. Ram Trust Company, but not RTS, is listed as a supervised institution on that list. *See* Exhibit I. This distinction is important, since the definition of "bank" upon which RTS relies under the Exchange Act only applies to a banking institution "doing business under the laws of any State or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers ... and which is supervised and examined by State or Federal authority having supervision over banks or savings associations ..." *See* Section 3(a)(6) of the Exchange Act. Here, it does not appear that RTS is a banking institution that is supervised by the applicable state authority. As a general matter, all banks are supervised by either the relevant state authority or a federal bank regulator. To be comprehensive, therefore, we also checked to see whether RTS, RAM Trust Company, or Atlantic Financial Services was registered as a bank with any of the relevant federal bank regulators - the Office of the Comptroller of the Currency, the Federal Reserve Bank and the Federal Deposit Insurance Corporation. We reviewed the databases maintained by each of these entities and found that none of RTS, RAM Trust Company, or Atlantic Financial Services is identified in such databases as a bank.[2] Based on the fact that RTS is not

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[1] Page 47 of the report lists RAM Trust Company (not RTS) as a limited purpose bank authorized to do business in Maine.

[2] Specifically, we reviewed the FDIC's "bank find" service (available at http://www2.fdic.gov/IDASP/main_bankfind.asp); the OCC's list of OCC-supervised banks (available at http://www.occ.treas.gov/topics/licensing/national-bank-lists/index-national-bank-lists.html); the Federal Reserve Bank's database of banks that it supervises (available at http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx); and the Federal Reserve Bank of Boston's list of

identified as a bank in any of the databases, RTS cannot claim to be a "bank" for the purposes of Rule 14a-8.

RTS Appears to Be an Investment Advisor

In contrast to its December 13, 2011 letter, RTS appears to be an investment advisor, and as such, cannot provide valid proof of ownership under Rule 14a-8. On March 15, 2005, RTS and certain of its investment advisers signed a Consent Agreement with the State of Maine Office of Securities, agreeing that RTS is "an investment adviser company, and identifying several RTS employees, including Michael P. Wood as "investment advisor representatives." In the Consent Agreement, RTS agreed that its employees would comply with all licensing and other legal requirements governing investment advisors in the State of Maine. The Consent Agreement makes clear that RTS is "an investment adviser company."

Further, on its website, RTS says that it "provides superior, highly personalized and fully integrated financial services primarily to high net worth families, individuals and private foundations," that "Unlike many investment managers, Ram Trust Services is never content to rely solely on outside sources of information in assessing our investments," and refers to itself as "investment advisors who invest in tandem with our clients." *See* www.ramtrust.comlstrategy.htm. While Ram Trust calls itself "investment managers" and "investment advisors" on its website, it does not anywhere call itself a "broker."

An Investment Advisor May Not Provide Proof of Ownership Under Rule 14a-8

Staff Legal Bulletin 14 states that a written statement from a stockholder's investment advisor is insufficient evidence of ownership *unless* the investment advisor is also the record holder of the shares. *See* Staff Legal Bulletin No. 14 (July 13, 2001), Section C.1.c.1:

> **Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?**
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

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supervised banks in Massachusetts, Maine, Connecticut, and New Hampshire (available at http://www.bos.frb.org/bankinfo/members/list.htm).

See also Clear Channel Communications (Feb. 9, 2006) (granting no-action relief under Rule 14a-8(b) where the proponent submitted ownership verification from an investment adviser that was not a record holder).

Since the Proponent failed to provide proof of ownership from a broker or bank verifying the Proponent's ownership of Apache shares, the Proponent has failed to establish, within the 14 days prescribed by Rule 14a-8(f), his eligibility to submit the Proposal. The Staff has granted no action relief previously where the Proponent attempted to establish by providing documentary evidence of ownership by a person other than the "record" holder. *See e.g. JP Morgan Chase & Co.* (Feb. 15, 2008); *Verizon Communications, Inc.* (Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (Mar. 12, 2007); *MeadWestvaco Corporation* (Mar. 12, 2007).

The fact that an entity affiliated with RTS may be a "bank" under Maine law does not change the analysis. The Staff previously has granted no-action relief in circumstances where the wrong entity provided information intended to satisfy the informational requirements of Rule 14a-8. For example, in Coca-Cola Company (February 4, 2008) the SEC granted no-action relief under Rule 14a-8(b) where the entity identified in the proof of ownership from the Proponent was different than the entity that had submitted the proposal – the proposal was submitted by The Great Neck Capital Appreciation LTD Partnership, however the broker's letter related to ownership by The Great Neck Capital Appreciation Investment Partnership, L.P. Similarly, in Energen Corp. (Feb. 22, 2011), the SEC granted no-action relief with respect to a proposal submitted by the Calvert Group on behalf of affiliated funds with similar names, but that were separate entities and where the Calvert Group, but not the funds, provided representations about the funds' plans to hold company shares through the date of the company's annual meeting of stockholders. *See also* Chesapeake Energy Corp. (Apr. 1, 2010) (granting no-action relief under Rule 14a-8 where an investment adviser submitted stockholder proposals on behalf of accounts of affiliated funds). Similar to the situations addressed by these no-action letters, the documentation that the Proponent has provided to the Company under Rule 14a-8(b) comes from an entity that cannot provide documentation that satisfies the requirements of Rule 14a-8. In each of the letters noted above, the SEC granted no-action relief. We believe that Apache is entitled to exclude the Proposal from its proxy materials on similar grounds.

2. The Proposal May be Excluded Because Federal Court Decisions Dictate its Exclusion.

Two court decisions, *KBR v. Chevedden* and *Apache Corp. v. Chevedden* dictate that Apache is entitled to exclude the Proposal from its proxy materials. In *KBR v. Chevedden*, a federal district court ruled that RTS could not validate the ownership of the Proponent in connection with a proposal that he submitted to KBR in 2010. *See KBR v. Chevedden*, 2011 U.S. Dist. LEXIS 36431 (S.D. Tex. Apr. 4, 2011). The court reached this decision because RTS was not a registered broker dealer or a DTC participant. Specifically, and as is still the case, RTS was not registered with FINRA, SIPC, or the SEC as a broker, but was rather registered as an investment advisor under Maine law, and its website advertised itself as such.

Similarly, in *Apache Corp. v. Chevedden*, a federal district court explicitly rejected an interpretation that the phrase "record holder is usually a bank or broker" meant that letters from RTS describing itself as an introducing broker were sufficient proof of ownership. The *Apache* court rejected this argument on the basis that it "would require companies to accept any letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions" as to proof of ownership. *See Apache Corp. v. Chevedden*, C.A. No. H-10-0076, 2010 U.S. Dist. LEXIS 21906 (S.D. Tex. March 10, 2010) ("The only issue before this court is whether the earlier letters from RTS—an unregistered entity that is not a DTC participant—were sufficient to prove eligibility under Rule 14a-8(b)(2), particularly when the company has identified grounds for believing that the proof of eligibility is unreliable. This court concludes that the December 2009 RTS letters are not sufficient"). The *Apache* court found that such an interpretation would reduce the requirement to simply provide a letter from "a self-described introducing broker." Thus, the court rejected the RTS letter as sufficient proof of ownership. The court in the *KBR* case reached the same conclusion. The same issues about RTS's status as a self-proclaimed broker or bank exist here. As was the case in those rulings, all the evidence indicates that RTS is not a broker or a bank.

The *KBR* and *Apache* decisions are binding on the Proponent and the Company and the Staff should defer to them. The Staff has repeatedly acknowledged that, "a determination reached in such letters cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include a stockholder proposal in its proxy materials."[3] Thus, even if the SEC

[3] *See* Statement of Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, Exchange Act Release No. 12,599, 1976-1977 Transfer Binder Fed. Sec. L. Rep. (CCH) ¶80,635, at 86,606 (July 7, 1976) ("[T]he staffs views are advisory only," and management's decision to accept or reject

staff has spoken, "a court must independently analyze the merits of a dispute." *Apache Corp. v. New York City Employees Ret. Sys.*, 621 F. Supp. 2d 444, 449 (S.D. Tex. 2008) (citing *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (*S.D.N.Y.* 1992) ("Because the staff's advice on contested proposals is informal and nonjudicial in nature, it does not have precedential value with respect to identical or similar proposals submitted to other issuers in the future.")

Because the *Apache* decision was adjudicated the same issue between the same parties on effectively the same facts as are present here, Apache and Proponent are bound by those decisions. As in the doctrines of *res judicata* and collateral estoppel, the parties may not relitigate the same issue that was previously settled by a final judgment between the same parties based upon a common nucleus of operative facts. A final decision on the merits in a federal district court on the same issues, between the same parties, and upon the same nucleus of operative facts precludes one of the parties from relitigating the same issue subsequently. Thus, even if the SEC is not bound by the *Apache* case's outcome, the Company and the Proponent (both parties to that suit) are so bound under the generally accepted principles of *res judicata* and collateral estoppel.[4] *See Agilectric Power Partners, Ltd. v. General Electric, Co.*, 20 F.3d 663, 664 (5th Cir. 1994); *States v. Shanbaum*, 10 F.3d 305, 310 (5th Cir. 1994); *Steve D. Thompson Trucking, Inc. v. Dorsey Trailers, Inc.*, 870 F.2d 1044, 1045 (5th Cir. 1989).

In this regard, we note that the Staff has historically deferred to decisions in federal court. For example, in 2007, the Staff declined to take a position with respect to a stockholder proposal that Hewlett-Packard sought to exclude from its proxy materials in reliance on Rule 14a-8(i)(8) where the application of Rule 14a-8(i)(8) to such proposal had been addressed by the Court of Appeals for the Ninth Circuit. In its response, the Staff stated:

> One of the United States Courts of Appeals has recently addressed the scope of rule 14a- 8(i)(8). See American Federation of State, County and Municipal Employees, Employees Pension Plan v. American International Group, Inc. (2d Cir. Sep. 5, 2006). This decision disagreed with certain prior staff interpretations upon which you have

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that advice "is subject to review by a district court in the event appropriate enforcement action is instituted by... the proponent.").

[4] A doctrine applicable in Texas federal courts. *See, e.g. States v. Shanbaum*, 10 F.3d 305, 310 (5th Cir. [994) (stating that res judicata (or issue preclusion) is appropriate if: 1) the parties to both actions are identical (or at least in privity); 2) the judgment in the first action is rendered by a court of competent jurisdiction; 3) the first action concluded with a final judgment on the merits; and 4) the same claim or cause of action is involved in both suits).

> relied as precedent. Your letter, however, assumes that the Ninth Circuit is the applicable jurisdiction for purposes of this request. Since we are unable to dispute or concur in this assumption, we express no view concerning whether HP may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors.

See Hewlett-Packard Company (Jan. 22, 2007). Here, Apache is unambiguously subject to the jurisdiction of the court in the *Apache* case. In that case, the court made clear that the proof of ownership offered by John Chevedden does not satisfy the requirements of Rule 14a-8. Accordingly, the Staff should defer to the ruling in the *Apache* case.

III. Conclusion

Rule 14a-8 requires that a stockholder who intends to rely on the rule substantiate its satisfaction of the rule's minimum ownership requirements. The Proponent has failed to satisfy this requirement because (i) he has failed to provide a letter, as is required by Rule 14a-8 and SLB 14F, from a bank or broker verifying his ownership of Company stock, and (ii) the Company and the Proponent are subject to a final decision of a federal district court that found that the proof of ownership that has been provided is insufficient as a matter of law.

Based on the foregoing, we are notifying the Staff and the Proponent as required by Rule 14a-8(j) that the Company intends to exclude the Proposal in reliance on Rule 14a-8(f).

Sincerely,

CLPeper

Cheri L. Peper
Corporate Secretary

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. G. Steven Farris
Chairman of the Board
Apache Corporation (APA)
2000 Post Oak Blvd Ste 100
Houston TX 77056
Phone: 713 296-6000

Dear Mr. Farris,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 30, 2011
Date

cc: Cheri L. Peper <cheri.peper@apachecorp.com>
Corporate Secretary
F: 713-296-6805
Sarah B. Teslik <sarah.teslik@apachecorp.com>
Senior Vice President – Policy and Governance

[APA: Rule 14a-8 Proposal, November 30, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "Very High Concern" in Board Composition and "High Concern" in Executive Pay – $19 million for our CEO Steven Farris.

Nine of our directors had 12 to 34-years long-tenure. The Corporate Library said long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight. Each director on our Audit Committee had 15 to 25-years long-tenure. Each director on our executive pay committee had 14 to 30-years long-tenure. John Kocur was an inside-related director. Six of our directors were age 73 to 83 – suggesting succession-planning concerns. Our board was the only significant current directorship for 12 of our directors. This could indicate a lack of current transferable director experience.

Long-term incentives (LTI) for executives consisted of performance-based restricted stock units (PSU) and time-based equity pay. Equity pay given for LTI's should include performance-vesting features. Mr. Farris realized $4 million from the exercise of 68,000 options (a profit of $59 per option) and was given 102,000 options more. Moreover, the PSU's covered a short three-year period and 80% of the target pay was paid if our company underperformed half its peers. Finally, our CEO was potentially entitled to over $49 million if there is a change in control.

Directors Frederick Bohen, George Lawrence and Patricia Graham received our highest negative votes. Our board still had 3-year terms for directors and there was a poison pill locked in until 2016.

In 2010 The Corporate Library said our company's federal lawsuit against a shareholder resolution filer challenged commonly-used procedures for demonstration of stock ownership, was an unusually aggressive move and was an indicator of poor shareholder relations.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 30, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Proposal Submitted to Apache Corp. by John R. Chevedden

To Whom It May Concern,

We wish to confirm as follows:

John R. Chevedden owns no fewer than 50 shares of Apache Corp. (APA) CUSIP 037411105 and has held them continuously since November 7, 2008.

Mr. Chevedden is a client of Ram Trust Services ("RTS"). RTS acts as his custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for RTS. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

Mr. Chevedden individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least November 7, 2008, and Mr. Chevedden intends to continue to hold such shares through the date of the Apache Corp. 2012 annual meeting.

I enclose a copy of Northern Trust's letter dated November 30, 2011 as proof of ownership in our account for the requisite time period.

Please contact me if I can be of further assistance, or if you should require additional documentation related to Mr. Chevedden's proposal.

Sincerely,

Cynthia O'Rourke
Sr. Portfolio Manager

Enclosure:

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289



November 30, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Apache Corp. (Shareholder Resolution) CUSIP # 037411105
*** **Account #**MB Memorand**Ram Trust Services**

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of November 29, 2011, Ram Trust Services held 163 shares of Apache Corp. Company CUSIP # 037411105.

The above account has continuously held at least 50 shares of APA common stock since at least November 7, 2008.

Sincerely,

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

Exhibit B

December 9, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Deficiency under Rule 14a-8

Dear Mr. Chevedden:

On November 30, 2011, we received your letter requesting that Apache include your proposed resolution in its proxy materials for Apache's 2012 annual meeting. You have also provided a letter from Ram Trust Services ("RTS") and the Northern Trust Company ("Northern Trust"). Based on our review of the information provided by you, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Apache's proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the proxy materials for Apache's 2012 annual meeting.

In order to be eligible to include a proposal in the proxy materials for Apache's 2012 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a shareholder must have continuously held at least $2,000 in market value or 1% of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The shareholder must continue to hold those securities through the date of the meeting and must so indicate to us.

Apache has reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Apache common stock. Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

On October 18, 2011, the Division of Corporation Finance Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities

were continuously held for at least one year – one from the shareholders' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. You have provided a letter from RTS that you say is intended to demonstrate your ownership of Apache shares and a letter from Northern Trust that you say is intended to demonstrate RTS's ownership of Apache shares.

The provision of these letters does not satisfy the requirements of SLB 14F because the letter from RTS was not provided by a bank or broker under prevailing law. In the letter, RTS states that you are a client of RTS, and that it serves as a custodian for Apache's shares. RTS is not a broker; it is an investment advisor, and therefore, is barred from serving as a broker or custodian. In *Apache Corp. v Chevedden*, 696 F.Supp.2d 723 (S.D. Tex. 2010), the court analyzed Apache's claim that RTS is not a broker and found that "Apache is correct that RTS does not appear on the SEC's list of registered broker-dealers, on the FINRA membership list, or on the SIPC membership list." Further, the court stated that, "RTS is not a participant in the DTC. It is not a registered broker with the SEC, or the self-regulating industry organizations FINRA and SIPC." Based on the court's ruling, we have reviewed the database of registered broker dealers maintained by FINRA, as well as the list of DTC participants available at http://www.dtcc.com/ downloads/membership/directories/dtc/alpha.pdf. As was the case in the KBR litigation, RAM Trust Services is not listed as a registered broker dealer or as a DTC participant.

While you have provided a letter from DTC participant, Northern Trust, you have failed to provide a letter from a bank or broker. Therefore, until you provide a letter from a bank or broker, you have failed to provide adequate proof of ownership. As required by Rule 14a-8(f), you must provide us with proper proof of ownership as set forth in SLB 14F within 14 days of your receipt of this letter. We have attached to this notice of defect copies of Rule 14a-8 and SLB 14F for your convenience.

If you adequately correct the problem within the required time frame, Apache will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, Apache reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,

Rajesh Sharma
Assistant Secretary



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

RAM TRUST SERVICES

December 13, 2011

Rajesh Sharma
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

RE: Notice of Deficiency under Rule 14a-8

Dear Ms. Sharma,

Reference is made to your letter of December 9, 2011 to John Chevedden in which you have stated that you are unable to conclude that his proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Apache's proxy materials.

More specifically, you assert that the letter we provided Mr. Chevedden dated November 30, 2011 stating that we serve as a custodian for Mr. Chevedden's Apache shares, "does not satisfy the requirements of SLB 14F because the letter from RTS was not provided by a bank or broker under prevailing law." Further, you state that, "RTS is not a broker; it is an investment advisor, and therefore, is barred from serving as a broker or custodian".

Please be advised that Ram Trust Services is not an "investment advisor", as you suggest. Rather it is a non-depository trust company organized in 1997 under Maine Revised Statutes Title 9-B: Financial Institutions, and regulated as such by the Maine Bureau of Financial Institutions.

Ram Trust Services is, therefore, a "bank" within the meaning of Section 202(2)(iii) of the Investment Advisers Act of 1940 and Section 3(a)(6) of the Securities Exchange Act of 1934: "*any other* banking institution, savings association . . . or *trust company*, whether incorporated or not, *doing business under the laws of any State* or of the United States, *a substantial portion of the business of which consists of* receiving deposits or *exercising fiduciary powers similar to those permitted to national banks under the authority of the Comptroller of the Currency . . ., and which is supervised and examined by State or Federal authority having supervision over banks . . .*, and which is not operated for the purpose of evading the provisions of this title . . . ."

As a non-depository trust company, Ram Trust Services has maintained a custodial relationship with Northern Trust for many years. As shown by Northern Trust's letter dated November 30, 2011 Ram Trust Services holds common stock of Apache Corp, and has done so continuously since at least November 17, 2009. As shown by Ram Trust Services' letter dated November 30, 2011, Mr. John Chevedden is a client of Ram Trust

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Services and through his account at Ram Trust Services has continuously owned more than $2,000 of Apache Corp. stock for more than one year from the date his proposal was submitted to Apache Corp.

Please advise us if you have any further questions.

Sincerely yours,

John P.M. Higgins
President

Exhibit D

SUSMAN GODFREY L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

SUITE 5100
1000 LOUISIANA STREET
HOUSTON, TEXAS 77002-5096
(713) 651-9366
FAX (713) 654-6666
WWW.SUSMANGODFREY.COM

SUITE 5100
901 MAIN STREET
DALLAS, TEXAS 75202-3775
(214) 754-1900

SUITE 950
1901 AVENUE OF THE STARS
LOS ANGELES, CALIFORNIA 90067-6029
(310) 789-3100

SUITE 3800
1201 THIRD AVENUE
SEATTLE, WASHINGTON 98101-3000
(206) 516-3880

15TH FLOOR
560 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022-6828
(212) 336-8330

GEOFFREY L. HARRISON
DIRECT DIAL (713) 653-7807

DIRECT DIAL FAX (713) 654-3367
E-MAIL GHARRISON@SUSMANGODFREY.COM

December 6, 2011

Via CMRRR and Via Fax (207) 775-4289
Cynthia O'Rourke
Ram Trust Services
45 Exchange Street
Portland, Maine 04101

Re: Ram Trust Services letter re John R. Chevedden

Dear Ms. O'Rouke:

I represent Apache Corporation. Apache has serious concerns about the validity and reliability of RTS's November 30, 2011 letter in which RTS states that "John R. Chevedden owns no fewer than 50 shares of Apache Corp. (APA) CUSIP 037411105 and has held them continuously since November 7, 2008."

On December 10, 2009, Apache received a RTS letter regarding Chevedden's purported ownership of Apache shares. Apache raised concerns about RTS's letter in *Apache Corp. v. Chevedden*, 696 F.Supp.2d 723, 739 (S.D. Tex. 2010), and the court found that "Chevedden has failed to meet the Rule's [14a-8(b)(2)] requirements," and concluded that "Apache may exclude Chevedden's proposal from its proxy materials." *Id.* at 741. With respect to RTS's letter, the Court noted among other things that "the inconsistency between the publicly available information about RTS and the statement in the letter that RTS is a 'broker' underscores the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2)." *Id.* at 740. The Court also noted that "there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *Id.*

During last year's proxy season, other companies raised concerns about what they call the "inconsistency," "inadequacy," and "unreliable" nature of purported proof of Chevedden's ownership provided on DJF Discount Brokers letterhead. *See,*

e.g., In *Am. Express Co.*, 2010 WL 5179486,*30 (Feb. 14, 2011) (alleging "the clear evidence of different hands in the completion of the DJF Letter (and the identical pattern of such conduct in other letters from DJF submitted to other companies) provides the Company with even more questions as to the reliability of the proof of eligibility than were encountered in *Apache*"); *Bristol-Myers Squibb Co.*, 2010 WL 5497545, *53 (Feb. 11, 2011) (alleging the letter "appears to be a photocopy of a pre-typed, pre-signed and pre-dated form, manually completed by someone whose handwriting does not match that of the person who pre-signed the form"); *The Allstate Corp.*, 2011 WL 686110, *2 (Feb. 16, 2011) (alleging a "certified forensic handwriting and document examiner" confirmed that "the Corporation Specific Ownership Information in the DJF Letter is in Mr. Chevedden's handwriting"); *The McGraw-Hill Companies, Inc.*, 2011 WL 190603, *6 (Feb. 23, 2011) (alleging that "Proponent does not deny the conclusion reached by the handwriting expert and discussed in the No-Action Letter that Mr. Chevedden photocopied and filled in the DJF Letter after the person listed as signing the DJF Letter (Mark Filiberto) signed a form letter"); *JP Morgan Chase & Co.*, 2011 WL 686113, *10 (Feb. 23, 2011) (alleging "The presence of two different hands in the completion of the DJF Letter, the form nature of the letter, the documented co-operative relationship between Mr. Filiberto and Chevedden, . . . give the Company no assurance that the DJF Letter accurately verifies, based on DJF's books and records, the Proponent's continuous ownership of securities of the Company").

Accordingly, Apache accepts your invitation in RTS's November 30, 2011 letter to "Please contact me if I can be of further assistance, or if you should require additional documentation related to Mr. Chevedden's proposal." By this Friday, December 9, 2011, please provide the following additional documentation to me or to Apache's corporate secretary, Cheri L. Peper, Apache Corporation, 2000 Post Oak Blvd #100, Houston, TX 77056, Cheri.Peper@apachecorp.com:

1. Monthly, quarterly, or annual statements from November 7, 2008 to the present between or among any of RTS, Northern Trust, and Chevedden that demonstrate Chevedden's continuous ownership of "no fewer than 50 shares of Apache Corp. (APA) CUSIP 037411105."

2. Monthly, quarterly, or annual statements from November 7, 2008 to the present between or among any of RTS, Northern Trust, and Chevedden that demonstrate RTS's continuous ownership or custodianship of "no fewer than 50 shares of Apache Corp. (APA) CUSIP 037411105."

3. Monthly, quarterly, or annual account statements from 2008 to the present that demonstrate Chevedden's purchase, acquisition, or sale of Apache securities.

4. Correspondence (including emails, letters, and wires) from 2008 to the present between or among any of RTS, Northern Trust, and Chevedden concerning Apache or Apache securities.

5. Ownership reports on Schedules 13G, 13D or Form 13F, annual audit reports (Form X-17A-5), and investment advisor reports (Form ADV-E), from 2008 to the present, filed by or on behalf of Ram Trust Co., Ram Trust Services, or Atlantic Financial Services.

Also, please let us know whether, from 2008 to the present, RTS has provided Chevedden with letters containing blank spaces to be filled in concerning Chevedden's purported ownership of securities in Apache or any other public company with securities registered under Section 12 or 15(d) of the Securities Exchange Act of 1934.

Thank you.

Sincerely,

Geoffrey L. Harrison

cc John R. Chevedden – Via CMRRR and Via Email

Exhibit E

RAM TRUST SERVICES

December 9, 2011

Susman Godfrey LLP
ATTN: Geoffrey L. Harrison
Suite 5100
1000 Louisiana Street
Houston TX 77002-5096

RE: Ram Trust Services Letter re John R. Chevedden –Apache Corporation

Dear Mr. Harrison,

Thank you for your letter dated December 6, 2011.

We believe that the issue is whether there is a defect in the letters dated November 30, 2011 from ourselves to John Chevedden and from Northern Trust to John Chevedden.

Please advise whether there is any defect in these submissions.

Sincerely yours,

John P.M. Higgins
CEO

CC. John R. Chevedden

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

RAM TRUST SERVICES
45 EXCHANGE STREET
PORTLAND, ME 04101
207-775-2354 TEL
207-775-4289 FAX

FACSIMILE TRANSMITTAL SHEET

TO: GEOFFREY HARRISON	FROM: JOHN P.M. HIGGINS
COMPANY: SUSMAN GODFREY LLP	DATE: 12/9/11
FAX NUMBER: 713 654-5555	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: JR Chevedden - Apache	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

GHARRISON@SUSMANGODFREY.COM

Exhibit F

SUSMAN GODFREY L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP

SUITE 5100
1000 LOUISIANA STREET
HOUSTON, TEXAS 77002-5096
(713) 651-9366
FAX (713) 654-6666
WWW.SUSMANGODFREY.COM

SUITE 5100
901 MAIN STREET
DALLAS, TEXAS 75202-3775
(214) 754-1900

SUITE 950
1901 AVENUE OF THE STARS
LOS ANGELES, CALIFORNIA 90067-6029
(310) 789-3100

SUITE 3800
1201 THIRD AVENUE
SEATTLE, WASHINGTON 98101-3000
(206) 516-3880

15TH FLOOR
560 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022-6828
(212) 336-8330

GEOFFREY L. HARRISON
DIRECT DIAL (713) 653-7807

DIRECT DIAL FAX (713) 654-3367
E-MAIL GHARRISON@SUSMANGODFREY.COM

December 22, 2011

Via CMRRR and Via Fax (207) 775-4289

John P.M. Higgins
Ram Trust Services
45 Exchange Street
Portland, Maine 04101

Re: Ram Trust Services letter re John R. Chevedden – Apache Corporation

Dear Mr. Higgins:

We have received RTS's December 9, 2011 reply to Apache's December 6, 2011 letter. We appreciate the reply, but we also are puzzled by it.

In its November 30 letter, RTS stated that if additional documentation to establish proof of ownership for the proposal in question was needed, we should ask you for it. We did just that. Yet RTS's reply provided no answers to any of our questions and provided no documents.

We asked for some pretty basic information that ought to be easy for RTS to produce (assuming the required ownership exists), so RTS's refusal to provide this information—which RTS itself offered—appears to reinforce the deficiency of the response to our proof of ownership request. We would like to give RTS this opportunity to reconsider.

Sincerely,

Geoffrey Harrison / By permission

Geoffrey L. Harrison

cc John R. Chevedden – Via CMRRR and Via Email

2118334v1/012364

Exhibit I



State Chartered Financial Institutions Regulated by the Bureau of Financial Institutions

ANDROSCOGGIN SAVINGS BANK
BANGOR SAVINGS BANK
BAR HARBOR BANK & TRUST
BAR HARBOR SAVINGS AND LOAN ASSOCIATION
BAR HARBOR TRUST SERVICES
BATH SAVINGS INSTITUTION
BIDDEFORD SAVINGS BANK
BORDER TRUST COMPANY
COAST LINE CREDIT UNION
COMMUNITY CREDIT UNION
CPORT CREDIT UNION
DAMARISCOTTA BANK & TRUST CO.
DOWN EAST CREDIT UNION
EATON VANCE TRUST COMPANY
EVERGREEN CREDIT UNION
FIVE COUNTY CREDIT UNION
FORUM TRUST, LLC
FRANKLIN SAVINGS BANK
GLOBAL TRUST COMPANY
GORHAM SAVINGS BANK
H. M. PAYSON & CO.
KATAHDIN TRUST COMPANY
KENNEBEC SAVINGS BANK
KENNEBUNK SAVINGS BANK
MACHIAS SAVINGS BANK
MAINE EDUCATION CREDIT UNION
MAINE STATE CREDIT UNION
MECHANICS' SAVINGS BANK
NORTHEAST BANK
NORWAY SAVINGS BANK
PENTEGRA TRUST COMPANY
PEOPLESCHOICE CREDIT UNION
RAM TRUST COMPANY
SABATTUS REGIONAL CREDIT UNION
SACO & BIDDEFORD SAVINGS INSTITUTION
SACO VALLEY CREDIT UNION
SANFORD INSTITUTION FOR SAVINGS
SKOWHEGAN SAVINGS BANK
SPINNAKER TRUST, LLC
TD AMERITRADE TRUST COMPANY
THE MAINE MERCHANT BANK, LLC
UNIVERSITY CREDIT UNION
WATCH POINT TRUST COMPANY

Last Updated: **September 15, 2011**

Maine.gov | Professional and Financial Regulation | Privacy | Accessibility | Disclaimer

Exhibit H provided as a separate attachment to this message.

Exhibit H



ANNUAL REPORT FROM THE SUPERINTENDENT OF THE BUREAU OF FINANCIAL INSTITUTIONS TO THE LEGISLATURE

PREPARED BY THE STAFF OF THE
MAINE BUREAU OF FINANCIAL INSTITUTIONS

January 15, 2009

John Elias Baldacci
Governor

Anne L. Head
Commissioner

Lloyd P. LaFountain III
Superintendent

INTRODUCTION

The Bureau of Financial Institutions is Maine's primary regulator of state-chartered financial institutions. The statutory mission of the Bureau is to ensure the strength, stability and efficiency of the financial institutions that it regulates, encourage the development and expansion of financial services, ensure reasonable and orderly competition, protect consumers against unfair practices by institutions that provide consumer credit, provide consumer education, and encourage the development of economically sound credit practices.

As of December 2008, the Bureau provided supervision to 41 state-chartered financial institutions which included 12 credit unions, 1 savings and loan association, 5 commercial banks, 14 savings banks and 9 limited purpose banks.

Calendar year 2008 will certainly be remembered for the financial crisis in both the United States and world markets. Though the root cause of the crisis continues to be a subject of debate, there is no question that factors such as low interest rates, excessive risk-taking and investor demand for mortgage-backed securities all played a role in the market upheaval. As the crisis in the financial marketplace and slowdown in the economy gripped the United States, neither Maine nor its financial institutions were immune from its effects. However, while the news focused heavily on the problems of institutions such as Lehmann Brothers, IndyMac and Washington Mutual Bank, the local media largely overlooked the relative good health of Maine's financial institutions and their continued service to Maine's citizens.

A significant portion of this Report focuses on the oversight activities of the Bureau and regulatory developments at both the State and federal level. Section 1 provides an overview of the financial crisis and the various efforts by the federal government and regulators to stabilize the financial markets. Following the signing of the Emergency Economic Stabilization Act of 2008 by President Bush, programs such as the Troubled Asset Relief Program and the temporary increase in deposit and share insurance coverage program were quickly developed and implemented to stabilize financial institutions and restore consumer confidence. In addition, Section 1 provides the most recent findings from the Bureau's quarterly survey of financial institutions in

relation to foreclosure activity as well as the results of the Bureau's data breach survey conducted in 2008.

Section II of this Report focuses on the outreach efforts of the Bureau. In 2008, the Bureau provided assistance to over 850 consumers with complaints or inquiries relating to a specific financial institution or a type of financial product. Foreclosure and mortgage related inquiries increased significantly in 2008. As a result of the financial crisis, the Bureau received numerous inquiries from consumers expressing their concerns regarding deposit insurance and the safety of their financial institution. In addition, the Bureau continued its efforts in the area of promoting financial literacy by working with both nonprofit organizations and other agencies within the Department of Professional and Financial Regulation at forums held in various parts of the State.

Section III of this Report presents "Industry Conditions" and contains aggregate information relating to Maine Banks, Maine Credit Unions and Limited Purpose Banks. In addition, Section III identifies the specific issues and challenges that these financial institutions must address in order to remain successful in the current economic environment.

TABLE OF CONTENTS

APPENDIX

SECTION I

BUREAU OVERSIGHT ACTIVITIES AND REGULATORY DEVELOPMENTS

Application Activity

Applications filed with the Bureau of Financial Institutions for the twelve-month period ending October 2008 were again concentrated in notices related to branches, either to establish new branches or to relocate existing branches. As seen in Table #1, the number of new branches continued to decline. This is attributable to a combination of the weakening economy; the concentration of offices; earnings pressure and the start-up costs of new branches; and increased capabilities and utilization of ATMs and internet banking.

Table #1 also provides information on charters, mergers, acquisitions and other applications and notices that were filed between November 1, 2007 and October 31, 2008.

TABLE #1

	11/05 – 10/06	11/06 – 10/07	11/07 – 10/08
Charters – Depository Inst.	0	0	0
Charters – Nondepository Inst.	1	1	1
Charter Conversions	1	0	0
Mergers, Acquisitions	3	5	1
New Activities	1	1	2
Branch Establishment	10	7	5
Branch Relocation	6	9	2
Branch Closing	1	0	1
Internal Reorganization	1	1	3
Other	1	1	1

Four of the applications filed related to limited-purpose banks: Ram Trust Company and TD AMERITRADE Trust Company merged with affiliated entities (Internal Reorganizations); Pentegra Retirement Services acquired RSGroup Trust Company (Other – change-in-control); and Northeast Retirement Services established a nondepository trust company, Global Trust Company. The third internal reorganization

was the filing by Sanford Institution for Savings to form a mutual holding company. The only acquisition during this period was the purchase by Machias Savings Bank of a single branch from Camden National Bank, which the latter agreed to divest as part of its 2007 acquisition of Union Trust Company. Two banks, Biddeford Savings Bank and Saco & Biddeford Savings Institution, each acquired 50% ownership of an insurance agency, Paquin & Carroll, Inc., and Gorham Savings Bank acquired a minority interest in a registered investment advisor.

In other transactions involving financial institutions operating in Maine, Chittenden Corporation of Vermont, which operated three subsidiary banks in Maine (Maine Bank & Trust, Merrill Merchants Bank and Ocean Bank), was acquired by Peoples United Financial, Connecticut and all of its subsidiary banks converted to federal thrifts; those subsidiaries have recently been approved to merge into the lead bank based in Bridgeport, Connecticut and all their offices will be operated as interstate branches. Rivergreen Bank, a state-chartered commercial bank, merged into Savings Bank of Maine, a federal savings bank, and Rockland Savings & Loan, a state-chartered savings association, converted to a federal savings bank. TD Bank moved its main office from Portland to Wilmington, Delaware.

Financial Developments 2008

a) Overview of the financial crisis

The U.S. and world financial systems are undergoing the most significant market and credit disruptions since the Great Depression. Though economists will debate the origin of the crisis for years to come, it is apparent that the cause is due, in part, to the combination of low interest rates, excessive risk-taking and investor demand for mortgage-backed securities that existed earlier in the decade. Low interest rates and strong secondary market funding sources drove up mortgage lending volume and real estate markets throughout the U.S. Mortgages, both prime and subprime, were sold into the secondary market where they were packaged into mortgage-backed securities and purchased by investors all over the world. Maine was an early adopter of laws designed to control this increased loan activity, curb predatory lending and prevent

consumer hardship when the Maine Legislature passed the Act to Protect Maine Homeowners from Predatory Lending in 2007.

As the U.S. real estate markets decline and certain mortgage terms become onerous, many loans, particularly subprime and predatory loans, stop performing and enter foreclosure. These foreclosures are causing severe hardship and dislocation to many individuals and families. As mortgage loans continue to fail, the institutions that made or invested in the loans, as well as those institutions insuring the investments, experience significant losses and financial stress.

In reaction to the crisis, financial institutions in the U.S. have written down the value of assets, increased loan loss reserves and assumed a cautious approach to lending, including inter-bank lending. Some financial institutions around the country have experienced difficulties with liquidity, struggling to meet depositors' withdrawal requests and borrowers' credit needs. Liquidity pressure arises from a number of factors including the decline in value and marketability of mortgage-related investments, the reluctance of banks to lend to one another, and deposit flight. No deposit institutions have failed in Maine, but liquidity problems played a large role in some highly publicized failures of large banks outside the State.

These actions and economic circumstances have frozen the credit markets, and made it difficult for businesses and consumers to borrow. Given the importance of credit in the economy, the curtailment in lending has a direct impact on business activity, consumer spending and employment. The declining economic activity creates a negative spiral as more homeowners encounter financial problems and have difficulties repaying their mortgages.

b) Federal efforts to calm the financial system

The federal government and its. agencies have taken, and continue to take, a variety of steps to thaw credit markets, restore confidence in financial institutions, and stimulate the economy. Secretary of the Treasury Henry M. Paulson remarked that there is no "playbook" for responding to the turmoil in the economy. Federal actions are by no means limited to banks and credit unions. The crisis extends to other financial organizations and other parts of the world economy due to the seemingly ubiquitous

presence in investment portfolios of mortgage-backed securities and the instruments insuring those securities, credit default swaps.

Federal stimulus programs, policies and rescue packages have come rapidly and on a grand scale. Programs have been announced and then changed or abandoned as the federal government searches for the most effective use of its resources. Though the government has done much thus far; there will be more initiatives to come as ideas are translated into action and a new U.S. President implements his own national economic policies.

The Emergency Economic Stabilization Act of 2008 ("EESA") was passed on October 3, 2008 and is one of the most notable efforts, thus far, to stabilize the credit markets and restore investor confidence. The purpose of EESA is to restore liquidity and stability to the U.S. financial system and to ensure that the newly granted authority is used in a manner that: a) protects home values, college funds, retirement accounts, and life savings; b) preserves homeownership and promotes jobs and economic growth; c) maximizes overall returns to the taxpayers; and d) provides public accountability for the exercise of the new authority.

The most significant component of EESA is the Troubled Asset Relief Program ("TARP"). TARP permits the Treasury, through the new Office of Financial Stability, to use up to $700 billion to purchase troubled assets from financial institutions. The Act defines "troubled assets" and "financial institution" very broadly, allowing great flexibility for the Treasurer's activities. The financial institutions covered under EESA include banks and credit unions as well as insurance companies and securities broker-dealers. The troubled assets that are covered include residential and commercial mortgages, any securities based on the mortgages and, importantly, other financial instruments the purchase of which will promote financial market stability.

TARP was initially focused on the purchase of troubled assets such as mortgage-backed securities, but, after passage of EESA, the Treasury determined that the severity of the crisis required more powerful steps to stabilize the financial system and restore the flow of credit. The Treasury's plan to use part of the $700 billion to purchase troubled assets was subsequently put on hold in favor of a new plan. The Treasury enumerated three critical priorities for the TARP funds. First, use the TARP

funds to continue to strengthen the capital base of financial institutions. The Treasury indicated that banks and non-banks may need more capital given troubled asset holdings and stagnant economic conditions. Second, use the funds to reinvigorate the securitization market. The market for securitizing student loans, auto loans and other consumer credit has ceased to function and thereby reduced the availability of consumer credit. Third, explore ways to reduce foreclosures by developing a plan to maximize loan modifications. The Treasury's activities and priorities have been fluid through the summer and fall of 2008. It is unclear which programs will ultimately be fully implemented.

In keeping with its first priority, the Treasury began to use TARP funds in November to make direct investments in financial institutions. Stronger capital positions will enable financial institutions to better manage the illiquid assets on their books, such as mortgage-related investments, and remain healthy. The Treasury has set aside $250 billion of the $700 billion to acquire stakes in U.S. financial institutions. Characterized as a recapitalization of thin bank reserves and not as a nationalization of banks, the first investment of $125 billion was earmarked for nine large U.S. banking institutions and the remaining $125 billion was set aside for smaller regional institutions. The intent behind the funding is to strengthen institutions and stimulate lending. All banks, including Maine financial institutions, may apply for these funds. As of December 1, 2008, the Treasury purchased preferred shares in 52 public institutions for a total of $150 billion. The funds are not without fees and conditions and so not all institutions will be interested in participating in the program. The Treasury and the FDIC encourage healthy banks to participate in the plan. This being so, banks that accept the investment should not be stigmatized or viewed as unsound.

In addition to TARP, EESA provides for a temporary increase in FDIC deposit insurance. This move is intended to bolster public confidence and help institutions preserve liquidity. EESA increased deposit insurance from $100,000 to $250,000 through 2009. Individual accounts are now insured for $250,000 and joint accounts for up to $500,000. The purpose of the extended coverage is to encourage account-holders to keep funds in place, thereby easing the liquidity pressure on institutions facing large withdrawals by depositors seeking the security of insured deposits or larger

institutions. For more information about the temporary increase in FDIC deposit insurance, see the Consumer Outreach Section.

As a complement to the increased deposit insurance under EESA, the FDIC used its own special authority to create the Temporary Liquidity Guarantee Program ("TLGP"). One aspect of the program is to further insure bank deposits. The FDIC determined that tight lending standards, rapid outflows of deposits from financial institutions and reduced issuances of commercial paper created sufficient systemic risk to justify additional insurance for all deposits in non-interest bearing transaction accounts (*e.g.*, business payroll and checking accounts). This insurance is in addition to and separate from the coverage provided under the expanded FDIC deposit insurance. TLGP also guarantees new senior unsecured debt issued by banks including federal funds purchased, promissory notes and commercial paper. As with other government efforts, the goal is to build up confidence in the system, stop outflows of cash, and free up credit markets so normal lending activity will resume. All banks are covered by TLGP through 2009 unless a bank chooses to opt-out of the program.

In addition to the Treasury and the FDIC, the Federal Reserve has taken steps to ease the financial crisis. Early in the crisis, the Federal Reserve provided backup liquidity for banks unable to obtain inter-bank loans. The Federal Reserve accomplished this by providing easier terms for banks that needed to borrow at the discount window to meet short-term liquidity needs. After high-profile losses in certain money market mutual funds, massive redemptions from many money market mutual funds led the Federal Reserve to temporarily guaranty money market fund accounts. In doing so, the Federal Reserve recognized that money market mutual funds play an important role in stimulating economic activity because they purchase commercial paper from businesses seeking to finance business operations. In addition to the guaranty, the Federal Reserve implemented the Commercial Paper Facility and announced the Money Market Investor Funded Facility. The Commercial Paper Facility is intended to purchase commercial paper directly from businesses. The Money Market Investor Funded Facility is intended to purchase commercial paper from money market mutual funds. Resurrecting the commercial paper market is an important part of the strategy to get credit markets working again.

In late November 2008, the Treasury and the Federal Reserve announced a facility to finance the issuance of non-mortgage asset-backed paper in order to support lending to consumers and small businesses. The consumer asset-backed securities market offers liquidity to lenders that provide loans to small businesses and to consumers through auto loans, student loans and credit cards. Because this asset-backed market stopped functioning, it has become difficult for consumers and businesses to obtain affordable and sufficient credit. The Treasury indicated that the lack of affordable consumer credit undermines consumer spending and weakens the economy. In an effort to make credit available, the Treasury will provide $20 billion in credit protection from EESA funds to the Federal Reserve in connection with the Federal Reserve's $200 billion Term Asset Backed Securities Loan Facility ("TALF"). In addition, the Federal Reserve announced a program to purchase $600 billion in mortgage-backed securities and direct obligations of Fannie Mae, Freddie Mac and Ginnie Mae. These new programs exceed the $700 billion approved by Congress in October. The Federal Reserve's aim is to reduce the costs and increase the availability of loans for home purchases. In turn, more home purchases would support the declining real estate market.

c) Programs that assist distressed homeowners

New federal programs have been developed to assist homeowners. EESA requires the federal government to make efforts to prevent the foreclosure of assets in which it has acquired an interest. To the extent that the Treasury acquires mortgages, mortgage-backed securities, and other assets secured by residential real estate, it must implement a plan that seeks to maximize assistance for homeowners. The Treasury must also encourage the servicers of the underlying mortgages to take advantage of the HOPE for Homeowners Program or other available programs to try to minimize foreclosures. Where appropriate, the federal government must accept reasonable requests for loss mitigation measures, including term extensions, rate reductions, and principal write-downs. However, if the government does not acquire an interest in the mortgages, it has less influence over loan modifications. To date, Congress has expressed frustration that the new programs have yet to reach a significant number of struggling homeowners. The Treasury is currently under pressure to use some of the

TARP funds in a manner that more directly helps homeowners. The FDIC has offered a plan to directly help homeowners using TARP funds. However, as of the writing of this Report, the plan is still only under consideration.

One foreclosure resource that is currently operational is the HOPE for Homeowners Program, mentioned above. It is a new, temporary, FHA program created last summer to allow the FHA to insure mortgages made to distressed homeowners. The program refinances distressed loans in an amount the borrower can repay using a fixed-rate 30-year loan. The borrower's property must be reappraised and then refinanced at 90% of the new value. Lenders are expected to write down the distressed loans because the loan reductions will cost them less than expected foreclosure losses. In exchange for the more affordable loan, borrowers must share any future appreciation of the home with the FHA. This program is voluntary and, given that a lender must potentially write down a significant amount of debt, it has not been widely used to date.

Another foreclosure mitigation effort was announced in November by the Federal Housing Finance Agency ("FHLM"), the new regulator of the two largest mortgage finance companies, Fannie Mae and Freddie Mac. The FHLM is currently acting as conservator of these companies after they suffered enormous mortgage losses. As conservator, the FHLM has launched a program to cut the monthly payments of borrowers who are delinquent by 90 days or more. Loan modifications will include rate reductions, term extensions and principal reductions. The program has the ability to reach a large number of homeowners because both Fannie Mae and Freddie Mac own or control 31 million mortgages in the U.S.

The FDIC supports systematic loan modifications to avoid foreclosures and put borrowers into affordable loans. The FDIC has implemented this modification program as receiver for the failed IndyMac Federal Bank and has made it available to other lenders and servicers as a model to prevent foreclosures. The FDIC Loan Modification Program is based on two principals: first, determine an affordable payment and, second, protect lenders' interests by requiring that the cost of a modification be less than the estimated cost of foreclosure. The program targets distressed borrowers who are currently having financial difficulty with the current payment, but have the capacity to

make a loan payment. The FDIC encourages all industry participants to adopt its program as the standard approach to dealing with troubled home loans.

Recently, the National Credit Union Administration (NCUA) announced a two-year, $2 billion program to help distressed homeowners with their mortgages. Under the Credit Union Homeowners Affordability Relief Program (CU HARP), participating creditworthy credit unions would be able to borrow funds from the Central Liquidity Facility (CLF) in order to modify at-risk mortgages primarily by lowering interest rates and corresponding monthly payments. In December 2008, the NCUA introduced a companion program, the Credit Union System Investment Program (CU SIP). CU SIP allows participating creditworthy credit unions to borrow from the CLF, invest the proceeds in participating corporate credit unions and receive a spread of 25 basis points.

In Maine, there are a number of resources for people facing foreclosure. As set forth in greater detail in the Consumer Outreach Section, within the Bureau a Consumer Outreach Specialist is available to discuss the process and direct homeowners to counseling and legal resources. A Maine Housing Counselor Network, assisted by both HUD and the Maine State Housing Authority, has begun hosting foreclosure prevention workshops in Maine. The workshops provide individuals with an overview of foreclosure prevention strategies, and an opportunity to meet with various counselors and attorneys to create action plans for keeping their homes. In addition, legal services organizations, volunteer lawyers, and community action agencies are utilizing their resources to help people understand the foreclosure process and how to avoid it. The counseling includes advice on preparing a budget and on gathering the proper documentation to effectively negotiate with, or litigate against, a lender or loan servicer. There is valuable information on-line as well. The Bureau lists many foreclosure assistance resources on its website at www.maine.gov/pfr/financialinstitutions.

This discussion is by no means an exhaustive review of the many actions and proposals put forth at the state and federal level. However, it is clear that the objective to date has been to strengthen the capital foundation of the financial system and improve the overall functioning of the credit markets. The Interagency Statement on Meeting the Needs of Creditworthy Borrowers, issued in November 2008 by the federal

banking regulators, reiterates that the recent policy actions are designed to help support responsible lending by banking organizations, enhance their ability to fund such lending, and enable them to better meet the credit needs of consumers and businesses. The Interagency Statement puts pressure on banks to work with troubled borrowers to avoid preventable foreclosures. It recommends that mortgage servicing operations within an institution be sufficiently funded and staffed to handle workouts and urges lenders to adopt systematic, proactive and streamlined mortgage loan modification protocols. The Interagency Statement also encourages review of executive compensation and encourages banking organizations to fulfill their fundamental role in the economy by making loans to creditworthy consumers and businesses.

Foreclosure Survey

As reported in last year's Annual Report, in October 2007 the Bureau initiated a quarterly survey (the "Foreclosure Survey") of all financial institutions headquartered or operating a branch in Maine. The Foreclosure Survey requests data on the number and dollar volume of residential mortgages, mortgages In Process of Foreclosure ("IPF") and Foreclosures Completed ("FC"). The Foreclosure Survey covers the calendar quarters ending December 2006 through September 2008. The Foreclosure Survey was simplified in March 2008 for all institutions and, for federally-chartered institutions, was further abbreviated to eliminate the separation between first mortgages and junior mortgages. All Maine-chartered financial institutions ("MSFI") have completed the Foreclosure Survey each quarter and a majority, but not all, of the federally-chartered institutions have voluntarily completed the Foreclosure Survey.[1]

Table #2 shows the number of mortgage loans held by the MSFI that are IPF at the end of each quarter covered by the Foreclosure Survey. As of September 2008, 204 mortgages, out of the 88,000 mortgages held by the MSFI, were IPF. The number of IPF has increased each quarter of the Foreclosure Survey, but the percentage of mortgages IPF remains very low, at 0.23%, or one IPF mortgage per every 431 mortgages. It is important to remember that not every mortgage that is IPF is ultimately foreclosed.

[1] As of September 2008, the MSFI consisted of 21 banks (five commercial banks, 14 savings banks and two savings and loan associations) and 12 credit unions.

TABLE #2

IPF	12/06	3/07	6/07	9/07	12/07	3/08	6/08	9/08	# Loans As of 9/08
1st REM	63	68	72	90	120	127	129	140	49,777
Jr REM	20	17	22	23	35	59	58	64	38,116
All REM	83	85	94	113	155	186	187	204	87,893
% of Quarter-End Loans									
1st REM	0.15%	0.16%	0.17%	0.21%	0.26%	0.26%	0.27%	0.28%	
Jr REM	0.07%	0.06%	0.08%	0.08%	0.12%	0.16%	0.15%	0.17%	
All REM	0.12%	0.12%	0.13%	0.16%	0.20%	0.22%	0.22%	0.23%	

Beginning with the March 2008 Foreclosure Survey, data on the number of foreclosures initiated in the current quarter were requested. The data for the MSFI are summarized in Table #3. During the third quarter of 2008, covering July, August and September, foreclosure proceedings were commenced on 69 first mortgages, nearly double the number initiated in the prior quarter. While the increase is significant, it also is not unexpected given the accelerating deterioration in the residential mortgage port-

TABLE #3

Foreclosures Initiated	3/08	6/08	9/08	9/08 YTD
# 1st REM	46	35	69	150
% 1st REM	0.10%	0.07%	0.14%	0.31%
# Jr. REM	26	14	27	67
% Jr. REM	0.07%	0.04%	0.07%	0.18%

folios of the MSFI, the economy in general and, more specifically, the real estate markets. It is noted that, for the Maine-chartered banks, the dollar IPF as a percentage of noncurrent loans decreased in each of the two most recent quarters (June and September), suggesting that the banks are initiating foreclosure proceedings on fewer seriously delinquent mortgages.[2] However, because the IPF Call Report data and the Survey number of foreclosures initiated have only been collected for three quarters and since various foreclosure mitigation programs have recently been implemented, it is premature to forecast foreclosure patterns, other than that foreclosures can be expected to trend upward over the foreseeable future.

[2] Each bank submits a Call Report quarterly to the Bureau and the FDIC which provides voluminous data, including IPF and past due loans, in dollars; the Call Report does not collect data on the number of accounts. The credit unions also submit a quarterly report, but it does not include IPF data.

Not surprisingly, the number of FC has also increased, as demonstrated in Table #4. In calendar 2006, the MSFI reported 52 FC, which increased to 67 in calendar 2007; in the first nine months of 2008 the number of FC jumped to 122, triple that for the comparable period of 2007. The rate of FC has increased from one per every 833 first mortgage loans in 2007 to one per every 514 first mortgage loans year-to-date September 2008.

TABLE #4

FC	2006 *	2007 **	3/08	6/08	9/08	YTD 2008 **
1st REM	50	52	23	32	38	93
Jr REM	2	15	5	11	13	29
All REM	52	67	28	43	51	122
% of Prior Quarter-End Loans						
1st REM	0.12%	0.12%	0.049%	0.066%	0.079%	0.20%
Jr REM	0.01%	0.05%	0.016%	0.029%	0.034%	0.08%
All REM	0.07%	0.09%	0.036%	0.050%	0.059%	0.15%

* 2006 percentage is based on number of loans outstanding at 12/31/06.
** 2007 and YTD 2008 percentage is based on YTD average number of loans outstanding.

The Foreclosure Survey also requested data on residential mortgages serviced by the MSFI.[3] All MSFI serviced mortgages are first mortgages (See Table #5). Between March 2007 and June 2008 the number of IPF serviced mortgages was steady at either 12 or 13. As of September 2008, the number of IPF jumped to 18, or one per every 644 mortgages serviced. The number of serviced FC increased from nine in 2006 and 2007 to 15 through September 2008, or one per every 773 mortgages serviced. Both the IPF and FC ratios are nominally lower for serviced loans than for first mortgages held by the MSFI; the IPF start ratio for the serviced loans is approximately one-half the rate for first mortgages held by the MSFI.

[3] Serviced mortgages are not owned by the MSFI but are owned by a third-party for whom the MSFI acts as the servicer, which usually involves, but is not limited to, the collection of principal, interest and escrow payments from the borrower.

TABLE #5

	12/06	12/07	3/08	6/08	9/08	YTD 9/08
# 1st REM	11,865	11,694	11,763	11,641	11,600	N/A
# IPF	17	13	12	12	18	N/A
% IPF	0.15%	0.11%	0.10%	0.10%	0.16%	N/A
# IPF Start	N/A	N/A	4	4	9	17 *
% IPF Start	N/A	N/A	0.034%	0.034%	0.078%	0.146%
# FC	9 *	9 *	5	7	3	15 *
% FC	0.076%	0.077%	0.043%	0.061%	0.026%	0.129%

*Year-to-date

As previously stated, most of Maine's federally-chartered financial institutions have voluntarily submitted the Foreclosure Survey. However, several of the institutions have not reported the number of mortgages outstanding and, therefore, percentages of IPF and FC to mortgages cannot be accurately calculated. Table #6 summarizes the data submitted by the federally-chartered institutions. The federally-chartered institutions have experienced a similar pattern in IPF, IPF starts and FC, particularly in the first three quarters of 2008.

TABLE #6

	12/06	12/07	3/08	6/08	9/08	YTD 9/08
# Institutions	50	54	60	62	61	N/A
# IPF	60	90	119	112	124	N/A
# FC	16 *	31 *	7	18	23	48
# FC-Start	N/A	N/A	51	26	51	128

* Year-to-date.

Maine's financial institutions have not been immune to the real estate crisis and are experiencing increased delinquencies and net loan losses in their residential mortgage portfolios, as noted in the Industry Condition Section of this Report. However, past due and net loan loss ratios continue to compare favorably to national averages and to Maine averages reported by various national organizations. As the economy continues to worsen, the Bureau anticipates that Maine's financial institutions will continue to closely scrutinize their residential real estate portfolios.

QUADS Trust Company

In 2002, the Bureau approved a charter for QUADS Trust Company (QTC) of Frederick, Maryland. QTC's application was essentially a conversion from a Maryland charter to a Maine charter. QTC was a wholly-owned subsidiary of QUADS Financial Group, Inc. (QFG), which also owned a small broker-dealer and service company known as Qualified Investors Management Corporation. Collectively, the QUADS[4] organization was a third-party administrator of retirement plans, including 401(k), 457, 403(b) plans, optional retirement plans (ORPs) and individual retirement accounts (IRAs). QTC was custodian of over $500 million in assets on behalf of more than 10,000 retirement plan participants when the Bureau approved the charter.

The financial condition of QUADS deteriorated significantly between 2004 and 2006 primarily because two key business relationships did not produce the anticipated increase in assets and accounts under custody. Despite additional capital funding and management changes, financial stability could not be achieved. All attempts at increasing business or forming strategic partnerships failed.

QFG management informed the Bureau in late January 2007 that pressure from creditors would force the company to seek bankruptcy protection soon. Superintendent LaFountain issued an Order placing QTC in conservatorship and appointed Deputy Superintendent Groves as Conservator, effective January 31, 2007. The next day, QFG filed for Chapter XI bankruptcy protection. Deputy Superintendent Groves and a Senior Bank Examiner spent most of the next four months at the QUADS building in Frederick, Maryland working on the conservatorship.

There was a very short-lived effort to restructure QTC's business to enable QTC to operate safely and profitably. However, plan sponsor and account-holder concerns about the conservatorship and QFG's Chapter XI bankruptcy filing combined with loss of fidelity bond coverage, computer system issues, and other factors caused the Conservator, with the approval of Superintendent LaFountain, to use the conservatorship as a vehicle for the orderly transfer of QTC's retirement plan accounts to other custodians or the account-holders themselves. Once the transfer of the

[4] The term "QUADS" refers to the organization as whole and not a particular QUADS entity.

retirement plan accounts was more or less complete, then QTC would be closed and a receiver appointed.

On March 1, 2007, Retirement System Group, Inc. of New York, New York, through its subsidiary, RSGroup Trust Company (RSGroup), purchased the bulk of QTC's retirement plan business. Plans and accounts purchased by RSGroup included 401(k), 403(b), 457, ORP, and IRA plans, except for IRAs with non-traditional assets. The plans sold to RSGroup included approximately 6,900 participant accounts with approximately $450 million of assets.

Starting on April 1, 2007, the Conservator worked with various entities to transfer the IRAs with non-traditional assets, comprising approximately 400 accounts with $100 million in assets. Because of the illiquid nature of the assets, the lack of recent account-holder contact by QTC, and missing asset documents such as stock certificates and notes, the transfer of these accounts took much longer than anticipated. The last accounts were not transferred until December 2007, though the Conservator could do most of this work from the Bureau's office beginning in June 2007 with trips to Maryland as and when needed until March 2008.

As QTC was no longer responsible for any retirement accounts, Superintendent LaFountain terminated the conservatorship in favor of a receivership, closed QTC effective January 31, 2008, and appointed Deputy Superintendent Groves as Receiver.

During the next few months, the Receiver took steps to preserve records, destroyed unnecessary records, filed tax returns, addressed claims, and continued to assist RSGroup with the re-registration of mutual funds in retirement plans purchased by RSGroup, which proved to be a more time-consuming and tedious process than originally envisioned. Although this work was complete by the end of May 2008, the Receiver's counsel advised him not to make a final distribution of assets until later in the year in case issues involving retirement accounts or other matters arose. From May 2008 through November 2008, some issues did arise, including claims by the IRS for inaccurate 1099 returns in 2006 and the U.S. Employee Benefit Security Administration for alleged ERISA violations in the QTC's own 401(k) plan. However, these issues were satisfactorily resolved by the Receiver.

Superintendent LaFountain issued an Order of Final Disposition on October 21, 2008, which was published in a newspaper in Frederick, Maryland on October 24, 2008. The Order instructed the Receiver to fully terminate the affairs of QTC and to make a final distribution of assets to the Chapter VII Trustee of QFG upon expiration of the period for appeal of the Order to Maine Superior Court. Pursuant to this Order, the Receiver distributed to the Chapter VII Trustee $340,791.48 in cash and a note receivable of $165,000 on December 18, 2008.

The closure and disposition of QTC was a difficult undertaking for the Bureau and greatly strained the Bureau's staff, particularly during the first six months. However, the Bureau was successful in transferring over 7,000 participant accounts to competent and solvent custodians using the $444,000 of cash pledged by QTC to the Bureau and QTC's other available cash of $22,000. During the period of the conservatorship and receivership, QTC recorded revenue of approximately $668,000 and recorded expenditures of approximately $830,000 for a net loss of $162,000.[5] QTC's reimbursements to the Bureau for conservatorship/receivership expenses were approximately $209,000, not including legal fees of approximately $67,000.

Data Breach Summary

During the 123rd legislative session, the Maine Legislature directed the Bureau to study the impact of data security breaches on Maine banks and credit unions, including financial institutions' response to data breaches and the actual costs and expenses incurred by financial institutions as a result of such breaches, pursuant to Resolve 2007, chapter 152.

The Bureau's study focused on those breaches that have been reportable under Maine's data breach law known as the Notice of Risk to Personal Data Act, 10 M.R.S.A. §1346. As required by the Resolve, the Bureau prepared its study in consultation with the Maine Credit Union League, Maine Association of Community Banks, Maine Bankers Association, and the New England Financial Services Association. The Bureau submitted its report to the Insurance and Financial Services Committee on December 1, 2008.

[5] The loss on cash basis was approximately $115,000.

The Bureau, working with the industry associations, formulated a list of data breach survey questions, which also included a spreadsheet to be completed, showing the direct and indirect costs incurred by each financial institution in relation to each breach. The Bureau then sent the survey to Maine's financial institutions for them to complete and return to the Bureau.

The Bureau's Report was divided into two parts. Part I reviewed federal and state laws and regulations that help prevent identity theft by requiring or encouraging safekeeping of personal information by financial institutions and other businesses. In addition, Part I discussed those laws that help individuals avoid liability for unauthorized charges and reclaim their identity.

Part II of the Bureau's Report summarized responses provided by Maine's financial institutions to incidents of data breach. The summaries of these responses provided a useful, overall picture of the manner in which Maine's financial institutions have been affected by data breaches and how they have responded to them.

Since January 1, 2007, there have been two major data breaches affecting Maine's financial institutions: the TJX data breach which became known to banks and credit unions in January 2007, and the Hannaford Bros. Co. data breach which became known to banks and credit unions in March 2008. Only one financial institution reported a data breach that occurred internally.

Part II of the Report discussed how data breaches were detected by Maine's financial institutions, the types of personal information breached, the number of accounts breached, whether and how audits were conducted following each breach, how customers were notified of each breach, the number of accounts that were subject to unauthorized or fraudulent activity, and any media communications. Part II also provided a summary of the economic impact of data breaches on Maine's financial institutions, including the number of account-holders affected and the types of costs that have been incurred by Maine's financial institutions due to incidents of data breach.

A total of 75 financial institutions responded to the survey (50 credit unions and 25 banks). Of the 75 financial institutions responding, 71 reported being affected by at least one data breach since January 1, 2007 and incurring combined expenses totaling approximately $2.1 million. The Hannaford breach had the largest impact, affecting the

greatest number of institutions (71), impacting the highest number of affected account-holders (243,599), and having the largest dollar cost ($1.6 million).

The major expenses incurred by Maine's financial institutions related to reissuing cards, investigating the breach, communicating to customers about the breach, and net fraud costs. The number of accounts, customers or cards affected at each financial institution was generally proportionate to the financial institution's total assets.

A copy of the Report may be found on the Bureau's website at www.maine.gov/pfr/financialinstitutions.

Legislative updates

a) Anti-predatory lending law

In early January 2008, the Bureau, together with the Bureau of Consumer Credit Protection, worked closely with the Legislature and interested parties in drafting an emergency bill to clarify "An Act to Protect Maine Homeowners from Predatory Lending." This emergency bill, called "An Act Relating to Mortgage Lending and Credit Availability," became law in January 2008 with retroactive effect to January 1, 2008. Apart from making several technical corrections, amending several definitions in "An Act to Protect Maine Homeowners from Predatory Lending" and restricting civil liability in certain cases, this new law narrowed the restriction on "flipping" to apply only when a subprime mortgage loan has been made, and specified alternatives that a creditor may use to verify a borrower's income.

Furthermore, the Bureau, together with the Bureau of Consumer Credit Protection, issued a number of Joint Advisory Rulings to clarify certain aspects of the new anti-predatory lending law. While four Joint Advisory Rulings had been issued by the Bureaus in December 2007, an additional three were issued in 2008.

On January 17, 2008, the Bureaus issued Joint Advisory Ruling #114. This Joint Advisory Ruling clarified that references to the term "residential mortgage loan," which had been subject to the tangible net benefit analysis found in Rule 144, should be changed to "subprime mortgage loan." Thus, this Joint Advisory Ruling modified Rule 144 so that it would be consistent with "An Act Relating to Mortgage Lending and Credit Availability" which, as stated above, narrowed the restriction on "flipping" to apply only

when a subprime mortgage loan has been made. This Joint Advisory Ruling also modified the Tangible Net Benefit form so that it, too, applies only when subprime mortgage loans are being made.

On April 25, 2008, the Bureaus issued Joint Advisory Ruling #115. Pursuant to this Joint Advisory Ruling, the Bureaus determined that construction-to-permanent loans are not subprime mortgage loans provided that (a) the only "subprime" attribute of the construction phase of such loans is the payment of interest only, and (b) there are no "subprime" attributes to the permanent phase of these loans.

On June 17, 2008, the Bureaus issued Joint Advisory Ruling #116. Pursuant to this Joint Advisory Ruling, the Bureaus determined that "convenience" HELOCs should not be classified as subprime mortgage loans. The Bureaus further determined that simultaneous second-lien HELOCs shall be regarded as "convenience" HELOCs under the Interagency Guidance on Nontraditional Mortgage Product Risks if (a) the "convenience" HELOC is not drawn at closing to satisfy the first mortgage lender's equity requirements for granting the first mortgage loan, or to avoid payment of private mortgage insurance; and (b) the combined loan-to-value ratio of the first residential mortgage loan and the line amount of the second lien "convenience" HELOC is 90% or less.

Furthermore, in an effort to provide additional clarity to the industry, the Bureaus created an FAQ Guide relating to Maine's new anti-predatory lending laws which may be found on the Bureau's website.

b) Student loan rule

The Bureau, in conjunction with the Bureau of Consumer Credit Protection, promulgated a new Student Loan Rule (Rule 145). This Rule allows lenders to provide loans to student-borrowers that provide for a schedule of payments of principal and/or interest pursuant to which payments are not substantially equal to all other payments or pursuant to which the intervals between consecutive payments differ substantially. This Rule also allows lenders to provide loans to student-borrowers that provide for the deferral of periodic payments and the accrual of interest and cost during the deferral period.

The Bureaus recognized that, given the academic commitments and financial burdens faced by students attending institutions of higher education, the payment schedule restrictions and the deferral restrictions in the Consumer Credit Code had created an obstacle to credit access.

c) Right to know

During the Second Session, the Legislature passed "An Act Concerning Public Records Exceptions," following recommendations of the Right to Know Advisory Committee. Pursuant to this Act, a number of confidentiality exceptions in State law were either repealed or narrowed. In this effort, the Banking Code confidentiality exceptions were modified so that non-sensitive information is no longer confidential.

d) Equity stripping

During the Second Session, the Legislature also passed "An Act to Protect Homeowners from Equity Stripping during Foreclosure." This Act enacts measures designed to protect homeowners from equity stripping during foreclosures. Equity stripping may be considered a predatory lending practice because the transactions involve companies that take title to or other mortgage interest in foreclosed properties in exchange for allowing homeowners to remain in the properties as tenants as long as payments are made. The Act requires a business that engages in these transactions as a foreclosure purchaser to be licensed as a supervised lender before conducting business in Maine and to meet other statutory requirements. The Act also clarifies that the Superintendent of the Bureau of Financial Institutions is responsible for regulating banks and credit unions to the extent that they engage in the business of foreclosure purchasing. Furthermore, the Act requires the Superintendent of the Bureau of Consumer Credit Protection to consult with the Superintendent of the Bureau of Financial Institutions when making recommendations to the Legislature regarding any statutory changes that may be needed.

SECTION II

CONSUMER OUTREACH ACTIVITIES AND DEVELOPMENTS

Outreach Program

The Bureau strives to meet the needs of Maine consumers through its Consumer Outreach Program. A Consumer Outreach Specialist is on staff and available to answer questions and help resolve complaints related to the business of financial institutions. Complaints are taken by phone, mail, encrypted email and in person. The Bureau's website contains a library with links to a variety of financial topics, provides answers to frequently asked questions and allows consumers to inquire or file a complaint about a financial institution on-line. A teacher's page was added to the website this year. This web page brings together a number of resources that are available for teachers, parents and students to help them find out more about money management and personal finance.

During the fiscal year ending June 30, 2008, the Bureau responded to 864 consumer complaints and inquiries (16% more than last year). Of these, 139 required Bureau intervention. The Bureau is most successful when intervening in disputes involving state-chartered financial institutions. When a federally-chartered financial institution is involved, complaints are often forwarded to the appropriate federal regulatory agency. Table #7 lists the Bureau's consumer contacts by account type in fiscal years 2007 and 2008.

TABLE #7

Type of Account	Number of Contacts		% of Total	
	FY07	FY08	FY07	FY08
Credit Cards	301	323	41%	37%
Checking Accounts	157	172	21%	20%
Installment Loans	58	54	8%	6%
Mortgage Loans	85	128	11%	15%
Other*	140	187	19%	22%
Total	741	864	100%	100%

*Included in "Other" are the following: credit report problems, fees to cash checks, forgery, funds availability, gift cards, identity theft and telemarketing.

Credit card debt continues to be a major complaint issue for consumers, representing 37% of the inquiries received. Consumers frequently contact the Bureau to determine if there is a limit in Maine on the interest rate that can be legally charged on credit cards. Consumers have contacted the Bureau to complain when a bank has increased the interest rate on a card when the consumer's payment was late. Since the majority of credit cards are issued by federally-chartered or out-of-state, state-chartered financial institutions, the Bureau's authority over these institutions is limited. Fortunately for consumers, new federal regulations place some limits on credit card practices. Rates must be disclosed when an account is opened and, generally, may not be increased for a 12-month period. Once an account has been open for 12 months, and is not in default, a lender may only increase rates on new account transactions. The new regulations cover other activities including the provision of adequate time to make payments to avoid late fees and allocations of payments between balances with different interest rates (cash/purchase). The effective date for the new regulations is July 1, 2010, but credit card lenders are encouraged to conform to the new regulations immediately.

The Bureau provides explanations and advice on all inquiries. However, the majority of credit card and mortgage complaints received by the Bureau are referred to the Office of Comptroller of the Currency (OCC), the regulatory agency for national banks. In the past, the Bureau received very little feedback regarding the resolution of inquiries referred to the OCC. However, as a result of a Memorandum of Understanding (MOU) between the Bureau and the OCC, the Bureau receives a quarterly report containing the status, resolution and actions taken by the OCC on behalf of Maine citizens. These quarterly reports allow the Bureau to explore alternatives if a resolution may be unsatisfactory to the consumer.

The Conference of State Bank Supervisors (CSBS) and the OCC created a model complaint form in fiscal year 2008. This form is currently on the Bureau's website for use by consumers. This form has standardized inquiries information making it easier to forward inquiries to the OCC.

Foreclosure

In fiscal year 2008, mortgage inquiries increased more than any other inquiry. Foreclosure-related inquiries have more than doubled from the previous year. In 2006, the Bureau received ten inquiries regarding foreclosure, none of which involved state-chartered financial institutions. In 2007, two of the 12 foreclosure inquiries involved state-chartered institutions. This year, five of 28 foreclosure inquiries involved state-chartered financial institutions.

Many consumers are concerned about foreclosure or possible foreclosure. Based on calls received by the Bureau, both prime and subprime mortgagors are subject to foreclosure proceedings. The job market, volatile oil and gas prices, and declining real estate values have many consumers struggling to make ends meet. Consumers wishing to refinance or sell their homes are finding that their homes have diminished in value.

In Maine, there are several community programs that offer help to consumers facing foreclosure. NeighborWorks Center for Foreclosure Solutions was established in 2006 and continues to provide counseling to help preserve homeownership. The Bureau often refers consumers to NeighborWorks for assistance. Also available throughout Maine are community development organizations and legal assistance organizations to help consumers that are in danger of foreclosure. These organizations offer budgeting, counseling, financial education, and litigation assistance.

Deposit Insurance

With the news of banks failing and banks at risk of failing in other parts of the country, the Bureau received numerous calls from consumers in September regarding the safety of their financial institution here in Maine. The Bureau was able to ease some fears by reviewing the new deposit insurance limits.

Typically, deposits at banks are covered by the FDIC and deposits at credit unions are insured by the National Credit Union Share Insurance Fund (NCUSIF). As a result of the Emergency Economic Stabilization Act of 2008, insurance limits were increased to $250,000 per depositor per bank or credit union. In addition, all non-interest bearing transaction accounts (such as personal and business checking or share

draft accounts that do not earn interest) are fully insured. The increased insurance coverage is temporary and will remain in effect for participating institutions until December 31, 2009.

Deposit insurance can be expanded by opening accounts in different categories of ownership at the same financial institution. The FDIC and NCUSIF provide separate insurance coverage for accounts held in single names, joint names, trust accounts and retirement accounts. It is possible for an individual and their spouse to be insured for $250,000 each in individual accounts with an additional $500,000 ($250,000 each) insured in a joint account at the same financial institution. More coverage is provided when the accounts are held in trust accounts and retirement accounts. The insurance limits apply per institution, not per customer.

Both the FDIC and NCUSIF provide on-line calculators to help consumers determine the amount of coverage they have on their deposits. EDIE (Electronic Deposit Insurance Estimator) is the FDIC's on-line tool that provides customized information about insured deposits at banks. It can be found at www.fdic.gov/EDIE/. The NCUSIF maintains E-SIC (Electronic Share Insurance Calculator) to determine an individual's deposit insurance coverage at a credit union. It can be found at http://webapps.ncua.gov/ins/.

Outreach Efforts

The Bureau was involved in a number of public outreach programs this year. The Bureau participated in a Financial Fitness Fair, sponsored by the Maine Credit Union League, at which high school students were taught money management skills. The Bureau also participated in the Lifestyle Expo which was held in Augusta. At this event, the Bureau discussed credit reports, security freezes and fraud with members of the public. The Bureau was also present at a panel discussion for seniors held at the Rockland Public Library. At this event, the Bureau discussed the variety of ways a check is processed today including electronic conversion and Check 21. The Bureau also discussed how to detect and avoid various financial scams. Furthermore, the Bureau continues to be an active participant in the Maine chapter of the Jump$tart Coalition. This national program raises public awareness on financial literacy and acts as a clearing house on financial information.

SECTION III

INDUSTRY CONDITIONS

Based on September 30, 2008 data, Maine's financial institutions, though weakened by the ongoing turmoil in the financial markets, remain in satisfactory condition. Capital, earnings and asset quality have all been adversely impacted and further negative movement is anticipated. Each of the three main sectors — banks and thrifts, credit unions, and limited purpose banks — is discussed separately below.

Maine Banks

As of September 30, 2008, there were 30 banks and thrifts headquartered in Maine, a decrease of two from September 30, 2007.[6] In addition to the Maine Banks, there are four banks headquartered outside Maine that operate branches in Maine: TD Bank, Bank of America, KeyBank and Ocean Bank. While these four out-of-state banks continue to hold a substantial, but declining, portion of Maine loans and deposits, 29% and 36%, respectively, the majority of their operations are conducted outside of Maine and Maine-specific data, other than total loans and total deposits, are not available.

Calendar year 2007 performance for the Maine Banks, while very favorable to current and anticipated final 2008 performance, compared unfavorably to prior years as a number of key ratios showed weakening performance. Asset and loan growth slowed; earnings and capital ratios declined; and loan delinquencies and net loan losses increased. On the positive side, core deposit growth increased sharply for the first three quarters of 2007 before decreasing in the fourth quarter, but still producing a net increase of nearly 7%. As a consequence, reliance on noncore funding was lower at yearend 2007 than at the beginning of the year for the first reduction in this ratio in many years. These trends were generally consistent with trends for all insured banks nationwide and for banks in the same asset-size category ($100 million to $1 billion) as most of the Maine Banks. Compared to similarly-sized banks nationwide, the Maine

[6] The 30 banks and thrifts consisted of seven commercial banks, 17 savings banks, and six savings and loan associations ("thrifts"); 21 are state-chartered and nine are federally-chartered. These 30 banks are referred to as the "Maine Banks." None of the Maine Banks operates a branch outside of Maine.

Banks reported stronger asset quality indicators but weaker earnings, capital and liquidity ratios.

The deterioration in performance for the first three quarters of 2008, through September 30, accelerated, due largely to securities writedowns, which totaled $44 million for the three quarters and $46 million in the third quarter alone, and increased loan problems.[7] Net income was also negatively impacted by increased provisions for loan losses ("PLL") and increased overhead ("OVHD"), primarily higher writedowns and amortization of intangibles. Core operating income ("COI" – income before securities gains/losses and taxes), however, was able to hold flat due to strong gains in revenues, as both net interest income ("NII") and noninterest income ("OI") increased sharply. Table #8 summarizes the dollar earnings performance of the Maine Banks for 2007 and year-to-date September 2008.

TABLE #8

	2006	2007	% Chg	9/07	9/08	% Chg
NII	536	533	(0.6)	394	433	9.9
OI	129	136	5.4	101	107	5.9
OVHD	447	486	8.7	348	382	9.8
PLL	20	23	15.1	12	23	91.7
COI	198	160	(19.2)	135	135	(0.0)
Securities Gains/Losses	4	8	100.0	8	(44)	(650.0)
Taxes	63	54	(14.3)	44	33	(25.0)
Net Income	139	114	(18.0)	99	58	(41.4)

Amounts are in millions of dollars.

Table #9 shows the same data as Table #8, but as a percentage of average assets instead of in dollars. Note the September 2008 positive performance in NII and COI by the Maine Banks relative to that by the National Peer. The Maine Banks continue to generate lower revenue, but also operate with lower expenses.

---

[7] Banks are required to value marketable securities held as "Available for Sale" at the lower of amortized cost or fair value with the difference reported either as an adjustment to equity or, in the event of a permanent impairment, a charge to earnings. The majority of the securities losses relate to a permanent impairment writedown of Fannie Mae and Freddie Mac securities.

TABLE #9

	12/05		12/06		12/07		9/07		9/08	
	ME	Natl	ME	Natl	ME	Natl	ME	Natl	ME	Natl
NII	3.51	3.97	3.31	3.96	3.13	3.83	3.11	3.85	3.26	3.62
OI	0.75	0.71	0.79	0.69	0.80	0.68	0.80	0.68	0.81	0.65
OVHD	2.82	3.10	2.76	3.13	2.85	3.15	2.75	3.09	2.87	3.07
PLL	0.10	0.16	0.12	0.16	0.14	0.21	0.09	0.15	0.17	0.31
COI	1.34	1.50	1.22	1.44	0.94	1.21	1.07	1.34	1.03	0.93
Securities Gains/Losses	0.06	N/A	0.02	N/A	0.05	N/A	0.06	N/A	-0.33	N/A
ROA	0.96	1.09	0.86	1.05	0.67	0.89	0.78	0.99	0.44	0.54

National Peer consists of more than 7,100 commercial banks and more than 400 savings banks as of September 30, 2008.

Table #10 details some key balance sheet numbers (in millions of dollars) for the Maine Banks and compares their growth rate between September 2007 and September

TABLE #10

	9/07	9/08	% Chg – MB	% Chg - Natl
Assets	17,419	18,258	4.8	6.8
Core Deposits	10,323	10,292	(0.3)	2.7
Non-Core Funding	5,176	5,927	14.5	9.2
Equity	1,754	1,868	6.5	-1.5
Loans	13,239	13,873	4.8	2.8
Commercial RE (CRE)	3,253	3,459	6.3	11.1
1st Residential REM	5,704	5,998	5.2	-6.1
Home Equity (HE)	1,054	1,146	8.7	10.3
Total Real Estate	10,878	11,565	6.3	1.1
Commercial & Industrial (C&I)	1,199	1,248	4.1	8.3
Individual	904	803	(11.2)	6.8
Non-Current Loans (NCL)	87	138	58.6	121.9
PD Loans < 90 Days	138	175	25.8	31.4
Net Loan Losses (NLL)	8.2	24.7	204.2	156.4

Amounts are in millions of dollars.

2008 with that of all FDIC-insured institutions. Loans and assets increased each quarter since last year's Annual Report. Core deposits, however, decreased for three consecutive quarters before increasing in the third quarter of 2008 and noncore funding increased in each quarter except for the third quarter. Loan growth continues to be

concentrated in real estate, as all major subcategories increased both in dollars and as a percentage of total loans. First residential mortgages accounted for nearly one-half the increase in total real estate loans, but this growth rate was the slowest at 5.2%; construction and development loans increased the fastest, at 11.7%, accounting for 5.9% of total real estate loans and 4.9% of total loans. Overall, total real estate loans increased to 83.4% of total loans; Commercial & Industrial loans (C&I) also increased, but fell slightly to 9.0% of total loans; Individual loans continued a downward trend, dropping to 5.8% of total loans. Compared to all federally-insured institutions, the Maine Banks continue to hold twice the concentration in residential real estate (including home equity loans), 52% to 25%.

The combination of depressed earnings, asset growth and decline in unrealized securities gains has resulted in decreased capital ratios. Each of the three risk-based capital ratios has declined in recent quarters, as seen in Chart #1. Nevertheless, capital ratios for the Maine Banks continue to compare favorably to those of banks nationwide. Additionally, each of the Maine Banks remains "well-capitalized" under federal guidelines.


RISK-BASED CAPITAL
15%
12%
9%
6%
Dec-06
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08

Tier-1 Leverage Capital Ratio
Tier-1 Risk Based Capital Ratio
Total Risk based Capital Ratio

CHART #1

Nearly all loan quality measures have deteriorated and most are at or near their worst level in several years. However, as also seen in Table #11, those measures

TABLE #11

	Maine Banks							Nat'l
	12/90	**12/06**	**9/07**	**12/07**	**3/08**	**6/08**	**9/08**	**9/08**
PD - %	3.70	1.01	1.05	1.40	1.44	1.19	1.26	1.52
NCL - %	4.92	0.62	0.65	0.82	0.93	1.03	0.99	2.31
NPA/TA - %	4.90	0.53	0.56	0.70	0.79	0.89	0.91	1.54
NLL - %	2.18	0.08	0.10	0.11	0.17	0.16	0.25	1.18
ALL/Lns - %	2.35	1.11	1.09	1.12	1.11	1.11	1.07	1.95
ALL/NCL – X	0.48	1.78	1.67	1.36	1.19	1.08	1.07	0.85
PLL/NLL – X	1.33	1.96	1.30	1.58	1.21	1.23	0.91	1.82
REO - $	164	9	11	13	15	19	29	N/A

Amounts are in millions of dollars.

generally compare favorably to those of all federally-insured banks and are also well below levels reached in the early 1990s. While the decrease in loans Past Due less than 90 days ("PD") and Noncurrent Loans ("NCL" – loans past due more than 90 days and loans not accruing interest) in at least one quarter of 2008 is positive, the decrease is most likely due to a combination of seasonal factors, an increase in Other Real Estate Owned ("REO") and increased net loan losses ("NLL"). REO and NCL comprise nonperforming assets ("NPA"), which explains the increase in the NPA/TA ratio. The allowance for loan losses ("ALL") coverage of both total loans and NCL has fallen, due to increased NLL and a PLL which has not kept pace with NLL (through September 2008, the PLL was only 91% of NLL).

Table #12 segregates the PD, NCL and NLL by the three major categories of loans, Real Estate, C&I, and Individual. The September 2008 ratios, especially NLL, for the Maine Banks are up from one year ago but generally compare very favorably to the national peer (except for the C&I PD and C&I NCL).

TABLE #12

	Maine Banks							Nat'l
	12/90	12/06	9/07	12/07	3/08	6/08	9/08	9/08
RE PD - %	3.46	0.91	1.00	1.30	1.37	1.15	1.20	1.78
C&I PD - %	5.10	1.45	1.34	1.95	2.01	1.38	1.38	0.69
Indiv PD - %	4.26	1.58	1.34	2.09	1.78	1.74	1.80	2.22
PD - $	317	129	138	187	194	164	175	N/A
RE NCL - %	5.4	0.59	0.64	0.81	0.94	1.01	0.99	3.12
C&I NCL - %	5.90	1.13	1.11	1.31	1.28	1.65	1.50	1.01
Indiv NCL - %	1.38	0.33	0.28	0.45	0.48	0.50	0.49	1.50
NCL - $	421	80	87	111	126	141	138	N/A
RE NLL - %	2.42	0.03	0.03	0.05	0.09	0.09	0.15	0.91
C&I NLL - %	1.48	0.16	0.31	0.33	0.45	0.43	0.74	0.86
Indiv NLL - %	1.62	0.51	0.54	0.60	0.75	0.76	0.88	3.29

Amounts are in millions of dollars.

As stated previously, residential real estate loans are the largest asset category for the Maine Banks, accounting for 39.1% of total bank assets as of September 2008, a percentage which is slowly rising. Mortgages on 1 – 4 family residential homes account for 84% of all residential loans (and 33% of all assets) with home equity loans accounting for the remaining 16% (6% of all assets). Table #13 tracks the performance of residential mortgages, by 1 – 4 family homes and home equity loans, over the five most recent quarters, as well as yearend 2006 and 2005. The amount of (1) Restructured residential loans, (2) residential properties In Process of Foreclosure ("IPF") and (3) residential real estate owned ("Res REO") are also shown for those periods in which they were reported.[8]

[8] Thrift institutions do not report Restructured and IPF data, thus the amounts shown are only from 21 of the 30 Maine Banks. While all banks and thrifts report residential REO, residential REO is shown from only the same institutions as reported Restructured and IPF.

TABLE #13

	Maine Banks							Nat'l
1 – 4 Family	**12/05**	**12/06**	**9/07**	**12/07**	**3/08**	**6/08**	**9/08**	**9/08**
Balance - $	4,841	5,400	5,704	5,763	5,790	5,867	5,998	2,102.1
PD < 90%	0.80	0.89	0.84	1.41	1.19	0.99	0.93	2.45
NCL - %	0.34	0.43	0.47	0.59	0.73	0.81	0.91	3.64
NLL - %	0.02	0.01	0.03	0.06	0.05	0.02	0.11	0.86
HE								
Balance - $	1,144	1,101	1,054	1,064	1,060	1,088	1,146	652.1
PD < 90%	0.57	0.81	0.74	1.00	0.71	0.54	0.62	1.17
NCL - %	0.17	0.22	0.36	0.39	0.50	0.47	0.58	1.19
NLL - %	0.03	0.04	-0.01	0.08	0.05	0.07	0.12	1.55
Restructured - $	N/A	N/A	N/A	N/A	6.7	7.5	8.4	N/A
IPF - $	N/A	N/A	N/A	N/A	14.6	14.7	10.4	N/A
Res REO - $	N/A	N/A	N/A	2.6	3.2	3.8	13.7	N/A

Dollars are in millions, except for National, which is in billions.

The IPF amount is included in NCL. Only a few institutions have reported restructured loans (0.14% of outstanding 1 – 4 family mortgage loans at September 2008, but up from 0.12% at March 2008) and the delinquency rate on those loans is high (21.6% at September 2008). Approximately two-thirds of the institutions reported IPF. Based on the sharp increase in residential REO and ongoing increase in both 1 – 4 family NCL and home equity NCL, it is premature to anticipate that the decrease in IPF will continue over the next couple of quarters.

Securities have held steady in the 15% range of total assets over the past two years, but mortgage-backed securities ("MBS") have steadily increased, climbing from 49% of securities to 59%. Nearly all of the MBS held by the Maine Banks are pass-through securities issued by or guaranteed by Government-Sponsored Enterprises, which generally are less risky and have maintained their market values much better than private-label MBS. While detailed information on the securities holdings of all of the Maine Banks is not available, detailed information is available for the commercial banks and the savings banks, which covers more than 90% of the total dollar amount. These data are summarized in Table #14. For this subset of banks, MBS represent 62% of total securities and have an unrealized loss (the difference between amortized cost ("AC") and fair value ("FV")) of $3 million as of September 30, 2008, 0.18% of the

amortized cost and 0.22% of Tier 1 leverage capital. All equities are carried as Available for Sale, as are most of the MBS and Other Bonds, and therefore most securities are reported on the banks' books at the lower FV amount.

TABLE #14

	AC - $	FV - $	Unreal	% AC	% T-1
MBS	1,647	1,644	-3	-0.18	0.22
Equities	158	143	-15	-9.49	1.10
Other Bonds	861	822	-39	-4.53	2.87
Total Securities	2,666	2,609	-57	-2.14	4.20

Amounts are in millions of dollars.

Core deposits, after declining for three consecutive quarters from the end of September 2007 through June 2008, regained most of the loss during the third quarter of 2008. However, as seen in Table #15, core deposit growth has not kept pace with asset growth, resulting in increased reliance on noncore funding (borrowings, brokered deposits and certificates of deposits in excess of $100,000). Nearly all borrowings are from the Federal Home Loan Banks ("FHLB"), which to date have maintained sufficient liquidity to continue to make advances to banks.

TABLE #15

	12/05	12/06	6/07	9/07	12/07	3/08	6/08	9/08
Core Dep - $	9,245	9,514	9,980	10,323	10,160	10,035	9,963	10,292
% TA	59.2	57.0	58.4	59.3	57.9	56.3	55.2	56.4
Brokered - $	776	1,015	1,060	975	931	943	1,011	1,055
% Tot Dep	6.8	8.3	8.6	7.8	7.5	7.7	8.2	8.4
Borrowings	2,621	2,748	2,887	2,977	3,222	3,431	3,591	3,585
% TA	16.8	16.5	16.9	17.1	18.4	19.3	19.9	19.6
Noncore Fdg -$	4,737	5,397	5,244	5,176	5,490	5,719	6,018	5,927
% TA	30.3	32.3	30.7	29.7	31.3	32.1	33.3	32.5

Amounts are in millions of dollars.

While the economy and its affect on loan quality is the major challenge to Maine Banks today, it is not their only concern. Other issues include declining core profitability, intense competition, technology changes and regulatory burdens. These issues increase the importance of a strong risk management process.

Maine Credit Unions

Maine Credit Unions consist of the 68 credit unions headquartered in Maine as of September 30, 2008: 12 are Maine-chartered and 56 are federally-chartered. This represents a decrease of one credit union in the first nine months of 2008. Calendar

year 2007 performance compared unfavorably to prior years and year-to-date September 30, 2008 performance showed further weakening in most key qualitative areas. The Maine Credit Unions do, however, continue to experience continued growth in loans, shares and assets. Notwithstanding the ongoing deterioration, capital ratios remain strong; earnings, though weakened, are sufficient to support moderate asset growth; and loan quality is passable. The ratios in the key areas of net worth, earnings and loan quality for the Maine Credit Unions remain in line with those for credit unions nationally. As with the Maine Banks, further deterioration over the near-term is expected due to the expected worsening economy.

Calendar year 2007 net income fell $5 million, representing 15%. Overhead was up $10 million, representing 6%, and the PLL was up $3 million which more than offset the nominal $2 million, representing 1%, increase in NII, and the strong increase in noninterest income, $6 million, representing 12%. The cost of funds increased 1.5 times faster than the yield on assets, resulting in a 13 basis point decline in NII, which was the major, but not sole, factor in Return on Assets dropping from 0.82% to 0.66%, the lowest in more than 14 years. For the first nine months of 2008, compared to the same period of 2007, dollar net income was down $4 million, 17%, as NII was flat; noninterest income was up a strong $5 million, 13%; overhead was up $7 million, 5%; and the PLL was up $3 million. Noninterest income continues to gain in importance, climbing from 23% of net revenues in 2006 to 27% for the first nine months of 2008. At the same time, the shortfall between NII and overhead is increasing, rising from 4% in 2006 to 13%. Table #16 summarizes the dollar earnings performance.

TABLE #16

	2006	2007	% Chg	9/07	9/08	% Chg
NII	156	158	1.4	119	119	0.2
OI	47	53	12.3	39	44	12.9
OVHD	162	172	6.2	128	135	5.2
PLL	7	10	34.5	6	9	44.1
NI	33	29	-14.5	24	20	-17.0

Amounts are in millions of dollars.

Table #17 presents the same data as in Table #16, but as a percentage of average assets instead of in dollars. The Maine Credit Unions maintain positive variances in NII, though significantly smaller year-to-date 2008, and PLL; however, the Maine Credit Unions have lower other income, though the gap is narrowing, and higher

overhead. Table #17 also shows the trend in the net worth-to-asset ratio ("NW/TA") for the Maine Credit Unions and credit unions nationally. The trend had been upward for several years, before holding flat in 2007 and falling slightly during the first nine months of 2008.

TABLE #17

	96 - 00	04 – 06		12/07		9/08	
	ME	*ME*	NATL	*ME*	NATL	*ME*	NATL
NII	*4.32*	*3.77*	3.24	*3.68*	3.11	*3.48*	3.16
OI	*0.72*	*1.05*	1.21	*1.22*	1.36	*1.28*	1.36
OVHD	*3.87*	*3.84*	3.26	*4.02*	3.39	*3.93*	3.36
PLL	*0.27*	*0.18*	0.36	*0.23*	0.44	*0.26*	0.71
ROA	*0.89*	*0.83*	0.86	*0.66*	0.64	*0.58*	0.51
NII/REV	*85.6*	*77.7*	72.4	*75.1*	69.6	*73.1*	69.9
NW/TA	*10.53*	*10.97*	11.24	*11.34*	11.43	*11.06*	11.16

In 2007 and year-to-date September 2008, asset and share growth exceeded loan growth, resulting in moderately lower loan-to-asset and loan-to-share ratios, 71% and 85%, respectively; both, however, continue to exceed the average for all credit unions nationally. The "excess" shares have been used to increase investments, which have risen from 14% of asset at December 2006 to 19% at September 2008. Borrowings have also increased, rising from 4% of assets to 5% during this same period.

Loan growth continues to be concentrated in residential real estate loans, up 8% through September 2008 and accounting for 100% of the net increase in loans. Used automobile loans increased slightly, but not enough to offset the decrease in new auto loans; overall, auto loans, once the mainstay of credit union lending, decreased $11 million, representing 1%. Table #18 compares the loan mix for the Maine Credit Unions with that of credit unions nationally and shows the change in mix between 2000 and 2008. Credit unions report each quarter the dollar amount of new real estate loans granted. In 2007, the Maine Credit Unions granted $326 million of first real estate mortgage loans and $282 million of "Other Real Estate loans" (loans secured by junior

liens on residential property); this compares to $300 million and $300 million, respectively, for 2006. For the nine months through September 2008, the Maine Credit Unions granted $293 million first real estate mortgage loans and $232 million other real estate loans, compared to $247 million and $216 million, respectively, for the same nine months of 2007.

TABLE #18

LOAN MIX	6/00		9/08	
	ME	NAT'L	*ME*	NAT'L
Auto	32%	40%	26%	31%
1st RE	32%	26%	39%	36%
Other RE	13%	13%	22%	17%
Unsecured	12%	14%	6%	10%
Other	11%	7%	7%	6%

Dollar past due loans increased 25% between September 2007 and September 2008 and rose from 1.01% of total loans to 1.20%. During this same period, foreclosed real estate and repossessed assets ("FC") increased 228%, rising from 0.03% of loans to 0.11%, and increasing nonperforming assets ("NPA" – loans past due more than six months plus FC) from 0.26% of total assets to 0.34% and from 2.3% of net worth to 3.1%. As seen in Table #19, each of these ratios is in line with those for all credit unions nationally.

TABLE #19

	Maine Credit Unions						Nat'l
	12/06	**9/07**	**12/07**	**3/08**	**6/08**	**9/08**	**9/08**
PD - $	31,345	32,269	36,556	31,956	36,139	40,307	N/A
PD - %	1.02	1.01	1.14	1.00	1.10	1.20	1.13
PD > 6 - $	9,580	10,442	10,088	11,700	12,068	12,516	N/A
PD > 6 - %	0.31	0.33	0.31	0.37	0.37	0.37	0.32
FC - $	1,243	1,134	1,620	2,408	3,802	3,727	N/A
NPA - $	10,823	11,576	11,708	14,108	15,870	16,243	N/A
NPA/TA - %	0.26	0.26	0.26	0.31	0.34	0.34	0.33
NPA/NW - %	2.3	2.3	2.3	2.8	3.1	3.1	3.0

Amounts are in millions of dollars.

The rise in loan delinquencies has been accompanied by increased net loan losses, up $2.5 million, representing 34%, in 2007, or from 0.24% of loans to 0.31%.

NLL increased $1 million, representing 15%, from September 2007 to September 2008, or from 0.26% of loans to 0.29%. While the NLL ratio has declined slightly from December 2007 to September 2008, the fourth quarter historically has the highest loan losses and therefore it would not be unexpected if the NLL ratio for 2008 exceeded that for 2007. In 2006 and 2007, the PLL nominally exceeded NLL, but due to loan growth the ALL-to-loan ratio declined, dropping from 0.41% to 0.38%. As of September 2008, the ratio had increased back to 0.41% as the PLL significantly exceed NLL. With the increase in loans past due six months or more ("NPL"), ALL coverage of NPL has declined, dropping to 110%. Similarly, ALL coverage of annualized NLL has dropped, to 145%. The ALL-to-loan ratio and the ALL/NPL ratio compare unfavorably to those for credit unions nationally, 0.87% and 273%, respectively; the ALL/NLL ratio compares favorably to the 119% for credit unions nationally. See Table #20.

TABLE #20

	Maine Credit Unions				**Nat'l**
	12/06	**12/07**	**9/07**	**9/08**	**9/08**
NLL - $ (000)	7,300	9,767	6,200	7,154	3,072,679
NLL - %	0.24	0.31	0.26	0.29	0.75
ALL/Lns - %	0.41	0.38	0.38	0.41	0.87
ALL/NPL - %	127.2	122.1	116.6	110.4	273.0
ALL/NLL - %	165.3	126.0	147.3	144.9	118.6

Amounts are in thousands of dollars.

Credit unions report outstanding and past due first residential real estate mortgage loans by fixed rate and adjustable rate. Fixed rate first mortgages have steadily increased from 84% of outstanding mortgages as of December 2005 to 87% as of September 2008 and the fixed rate past due has increased from 0.61% to 1.12%; past due for adjustable rate first mortgages has increased from 0.74% to 1.73%. Nationally, 68% of first residential mortgages are fixed rate; fixed rate mortgages have a significantly lower PD rate than the adjustable rate mortgages, 0.74% vs. 1.54%. Overall past due has increased from 0.63% to 1.19%; the national past due rate is 1.00%. Table #21 compares the past due rates for fixed rate and adjustable rate first mortgages and compares the September 2008 rates for the Maine Credit Unions with those for credit unions nationally. NLL for first mortgages declined slightly in 2007 and doubled year-to-date September 2008 for both the Maine Credit Unions and credit unions nationally, but the level still remained very low, 0.04% and 0.08%, respectively.

FIRST MORTGAGES **TABLE #21**

	Maine Credit Unions				Nat'l
	12/05	**12/06**	**12/07**	**9/08**	**9/08**
2 - < 6 Mos	0.50	0.74	0.86	0.84	0.61
6 - < 12 Mos	0.04	0.14	0.22	0.21	0.25
> 12 Mos	0.09	0.10	0.12	0.14	0.13
Total PD	**0.63**	**0.98**	**1.20**	**1.19**	**1.00**
FIXED RATE - %	83.5	84.3	86.7	87.2	67.5
2 - < 6 Mos	0.47	0.72	0.81	0.84	0.45
6 - < 12 Mos	0.04	0.08	0.20	0.15	0.18
> 12 Mos	0.11	0.09	0.11	0.12	0.10
Total PD	**0.61**	**0.89**	**1.13**	**1.12**	**0.74**
ADJ RATE - %	16.5	15.7	13.3	12.8	32.5
2 - < 6 Mos	0.67	0.87	1.16	0.84	0.94
6 - < 12 Mos	0.05	0.45	0.33	0.61	0.40
> 12 Mos	0.02	0.16	0.16	0.28	0.20
Total PD	**0.74**	**1.48**	**1.65**	**1.73**	**1.54**
NLL - $ (000)	2,057	300	198	406	115,261
NLL - %	**0.20**	**0.03**	**0.02**	**0.04**	**0.08**

Amounts are in thousands of dollars.

Table #22 compares the same data as shown in Table #21, but for "Other Real Estate" loans (loans secured by junior liens on residential property) instead of first mortgages. Open-end lines of credit accounted for 53% of Other Real Estate loans for the Maine Credit Unions and 43% of such loans for credit unions nationally. Unfortunately, past due data are reported on the basis of interest rate (fixed vs. adjustable) and not on the basis of maturity (open-end vs. closed-end). For both the Maine Credit Unions and credit unions nationally, more than 94% of the adjustable rate loans are open-end lines of credit. A comparison of the past due rates for both first mortgages and Other Real Estate at September 2008 shows little difference in total past due and past due 6 months or more. Other Real Estate NLL increased significantly in 2007 for both the Maine Credit Unions and credit unions nationally, with both ending the year at 0.19%. Maine Credit Unions were able to lower their NLL through September 2008, whereas NLL continued to escalate for credit unions nationally. Credit unions nationally do have a much lower level of loans past due more than 12 months which may partially explain the difference in the NLL experience (*i.e.*, they may write-down loans more quickly).

OTHER REAL ESTATE **TABLE #22**

	Maine Credit Unions				Nat'l
	12/05	**12/06**	**12/07**	**9/08**	**9/08**
2 - < 6 Mos	0.27	0.30	0.58	0.67	0.60
6 - < 12 Mos	0.05	0.14	0.14	0.18	0.19
> 12 Mos	0.06	0.10	0.07	0.19	0.07
Total PD	**0.38**	**0.54**	**0.79**	**1.04**	**0.86**
FIXED RATE - %	33.9	42.4	45.7	46.4	56.3
2 - < 6 Mos	0.23	0.32	0.36	0.48	0.57
6 - < 12 Mos	0.08	0.13	0.10	0.11	0.17
> 12 Mos	0.13	0.12	0.07	0.13	0.06
Total PD	**0.43**	**0.57**	**0.52**	**0.72**	**0.80**
ADJ RATE - %	66.1	57.6	54.3	53.6	43.7
2 - < 6 Mos	0.30	0.28	0.77	0.84	0.64
6 - < 12 Mos	0.03	0.14	0.17	0.24	0.23
> 12 Mos	0.02	0.09	0.07	0.24	0.08
Total PD	**0.35**	**0.51**	**1.01**	**1.32**	**0.94**
NLL - $ (000)	155	241	1,281	809	397,459
NLL - %	**0.03**	**0.04**	**0.19**	**0.15**	**0.57**

Amounts are in thousands of dollars.

As stated above, share growth in recent years has outpaced loan growth, resulting in a larger percentage of assets being held as investments, which have increased from 14% of assets at yearend 2006 to 19% as of September 2008. Table #23 shows the growth in investments as well as the change in mix, most significantly the decrease in investments in corporate credit unions ("CCU").[9] CCUs are owned by natural-person credit unions to which they provide financing, investment and clearing services; CCUs do not conduct business with the general public. CCUs take deposits from natural-person credit unions and invest those deposits in longer-term assets. Those investments have included mortgage-backed securities which have suffered sizeable decreases in fair value, resulting in lower capital ratios and tightened liquidity for the CCUs. The problems at the CCUs have in turn caused many credit unions to withdraw or curtail their deposits at the CCUs. The Maine Credit Unions reduced their investments at CCUs from $221 million to $187 million between December 2007 and September 2008, a reduction of 15%; they reduced their cash on deposit at CCUs from

[9] CCUs are regulated by the NCUA (and the appropriate state regulator if the CCU is state-chartered). The NCUA recently announced a plan to shore up the finances of some of the CCUs.

$237 million to $158 million during this same period. These reductions have decreased the percentage of total CCU assets of the Maine Credit Unions to 7% of total Maine Credit Union assets and to 67% of total Maine Credit Union net worth. Table #23 summarizes investment data, including investments in CCUs, for the Maine Credit Unions.

TABLE #23

	12/06		12/07		9/08	
	$	%	$	%	$	%
Securities	151	25.2	186	27.2	269	30.6
Bank Deposits	244	40.7	246	36.0	388	44.0
CCU	163	27.2	221	32.3	187	21.2
Other	41	6.9	31	4.5	37	4.2
TOTAL	599	100.0	684	100.0	881	100.0
% TA	14.3		15.4		18.7	
Cash @ CCU - $	213		237		158	
Invest CCU/TA - %	3.9		5.0		4.0	
Invest CCU/NW - %	34.5		44.2		36.1	
CCU Assets/TA - %	9.0		10.3		7.3	
CCU Assets/NW -	79.5		91.6		66.6	

Dollar amounts in millions.

Credit union assets in Maine continue to grow, but the number of Maine Credit Unions continues to decline due to mergers, dropping from 77 at yearend 2004 to the current 68. The average assets have increased from $50 million to $69 million, just over one-tenth the average assets of a Maine Bank, $609 million.

The Maine Credit Unions face the same challenges as the Maine Banks, and in fact the same issues that all depository institutions in the U.S. are facing: the economy, loan quality, competition, technology, core profitability and regulatory burden. For many, the challenges are exacerbated by their relatively small size which limits their ability to install more sophisticated risk management processes that would assist them in identifying, measuring and monitoring their risks.

Limited Purpose Banks

The number of Maine-chartered limited purpose banks decreased by one with the cessation of operations by QUADS Trust Company, more particularly discussed previously in the QUADS Trust Company Section. The eight banks in operation in 2007 continue in business and the Bureau approved one application to establish a nondepository trust company (Global Trust Company), which is expected to commence operations during the first quarter of 2009. The application approved by the Bureau in May 2007 (cited in last year's Report) did not commence operations within one year of the effective date and consequently the approval was forfeited. Seven of the limited purpose banks are chartered as nondepository trust companies and one is chartered as a merchant bank. One of the nondepository trust companies remains largely inactive and the merchant bank functions primarily as a nondepository trust company. Four of the active limited purpose banks focus on "traditional" trust, investment management, advisory and custodial services to individuals, and the other three focus on custodial and administrative services to retirement plans. None of these niche banks is authorized to accept deposits and only the merchant bank is authorized to make loans. Each of the niche banks has capital in excess of that required by the Bureau.

There were several significant structural changes among Maine-chartered limited purpose banks in 2008, as noted above in the Application Section and the QUADS Trust Company Section. Ram Trust Company merged with its affiliated SEC-registered investment advisor and in the process acquired a NASD-registered broker-dealer. This transaction led to a significant increase in its fiduciary assets. TD AMERITRADE Trust Company (formerly, International Clearing Trust Company) merged with its affiliate, Fiserv Trust Company, located in Denver, Colorado, and retained the latter's institutional retirement plan services businesses, which significantly increased its fiduciary assets (its non-managed assets increased more than $8 billion in the third quarter of 2008). Pentegra Services, Inc., which provides a full range of employee benefit plan services and whose parent is one of the largest providers of pension services to community banks, acquired RSGroup Trust Company. While both Pentegra and RSGroup have a similar focus, the transaction is expected to produce a stronger company with increased capabilities and efficiencies. Global Trust Company was

established by Northeast Retirement Services, Inc. ("NRS") to expand its business to enable it to act as a trustee for collective investment funds. NRS provides trust administration for approximately $70 billion in assets for retirement plans, collective and common funds, endowments and foundations.

Chart #2 shows the growth in fiduciary assets of the seven continually operating limited purpose banks. Total fiduciary assets decreased at five of the seven institutions through September 30, 2008, which is consistent with the decline in the stock market. The year-to-date growth in managed and non-managed assets is primarily attributable to the merger of TD AMERITRADE with an affiliate.


TRUST ASSET GROWTH
INDEPENDENT LIMITED PURPOSE BANKS
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
NON-MANAGED
MANAGED
CUSTODY
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08
Sep-08

CHART #2

Summary

Given the breadth of the current financial crisis, all financial institutions in Maine are being adversely affected, some to a greater degree than others. And, the longer and deeper the recession, the greater will be the impact. Fortunately, however, Maine's institutions entered the downturn with a strong capital base, solid core earnings and adequate liquidity. Maine's lending institutions – the Maine Banks and the Maine Credit Unions – also entered the downturn with sound asset quality which, despite the current increasing loan problems and falling home values, remains generally acceptable.

Based on available evidence, Maine's institutions did not participate to any measureable degree in subprime or other highly risky lending or investments. These positive factors have enabled the Maine Banks and the Maine Credit Unions to continue to be in a position to meet the legitimate needs of creditworthy borrowers. Both groups continue to grow their loans and have historically maintained above average loan-to-deposit/loan-to-share ratios. These institutions do, however, also have a fiduciary responsibility to their stockholders, depositors and members to make prudent loans. A major cause of the current national crisis was the granting of loans to borrowers without proper evaluation of their capacity to repay; a continuation of such weak underwriting would only serve to exacerbate and prolong the crisis. Unfortunately, because credit risk intensifies in recessionary periods, credit underwriting standards rise, but that should not mean that credit is not available to creditworthy borrowers. The Bureau will closely monitor the state-chartered banks and credit unions it supervises to ensure that they fulfill their responsibilities in meeting the credit needs of Maine's citizens and businesses.

EXHIBITS

SUMMARY OF FINANCIAL INSTITUTIONS AUTHORIZED TO DO BUSINESS IN MAINE

June 30, 2008

		ASSETS		DEPOSITS/SHARES		LOANS	
	No.	Dollars (000's)	% of Total	Dollars (000's)	% of Total	Dollars (000's)	% of Total
Commercial Banks Chartered by the State of Maine	6	2,324,363	10.16%	1,597,101	6.82%	1,640,416	7.25%
National Banks	5	3,548,077 [1]	15.51%	9,102,622	38.84%	7,918,395	34.94%
State Limited Purpose Banks	9	121,697	0.53%	0	0.00%	663	0.00%
Federal Limited Purpose Banks	1	13,578	0.06%	0	0.00%	0	0.00%
State Savings Banks	14	9,815,406	42.90%	6,910,877	29.50%	7,769,211	34.28%
Federal Savings Banks	5	1,985,635	8.68%	1,538,290	6.56%	1,607,701	7.09%
State Savings and Loans	2	101,162	0.44%	77,745	0.33%	91,686	0.40%
Federal Savings and Loans	3	278,106	1.21%	211,789	0.90%	242,248	1.07%
Credit Unions Chartered by the State of Maine	12	1,292,834	5.65%	1,080,994	4.61%	901,632	3.98%
Credit Unions Chartered by Other States	1	N/A [1]	N/A	9,930	0.04%	8,622	0.04%
Federal Credit Unions	57	3,399,344 [1]	14.86%	2,906,505	12.40%	2,480,451	10.95%
TOTAL	**115**	**22,880,202**	**100.00%**	**23,435,853**	**100.00%**	**22,661,025**	**100.00%**
Commercial Banks	11	5,872,440 [1]	25.66%	10,699,723	45.65%	9,558,811	42.19%
Limited Purpose Banks	10	135,275	0.59%	0	0.00%	663	0.00%
Savings Banks	19	11,801,041	51.58%	8,449,167	36.05%	9,376,912	41.38%
Savings and Loans	5	379,268	1.66%	289,534	1.24%	333,934	1.47%
Credit Unions	70	4,692,178 [1]	20.51%	3,997,429	17.06%	3,390,705	14.96%
TOTAL	**115**	**22,880,202**	**100.00%**	**23,435,853**	**100.00%**	**22,661,025**	**100.00%**
Chartered by the State of Maine	43	13,655,462	59.68%	9,666,717	41.25%	10,403,608	45.91%
Chartered by Other States	1	N/A [1]	N/A	9,930	0.04%	8,622	0.04%
Federally Chartered	71	9,224,740 [1]	40.32%	13,759,206	58.71%	12,248,795	54.05%
TOTAL	**115**	**22,880,202**	**100.00%**	**23,435,853**	**100.00%**	**22,661,025**	**100.00%**
In-State Ownership	107	21,851,738	95.51%	15,762,204	67.26%	16,315,753	72.00%
Out-of-State Ownership	8	1,028,464 [1,2]	4.49%	7,673,649	32.74%	6,345,272	28.00%
TOTAL	**115**	**22,880,202**	**100.00%**	**23,435,853**	**100.00%**	**22,661,025**	**100.00%**

[1] **Maine assets are unavailable for the following multi-state banks and credit unions:**

Bank of America, N.A.	Northeast Credit Union
KeyBank, National Association	Ocean Bank
Navy Federal Credit Union	TD Banknorth

[2] **Out of State Ownership:**

	Assets	Deposits	Loans
Bank of America, N.A.	N/A	1,542,950	995,388
KeyBank, National Association	N/A	2,571,466	1,256,894
Maine Bank & Trust	430,309	280,1226	300,426
Merrill Merchants Bank	598,155	302,155	365,596
Navy Federal Credit Union	N/A	32,787	106,840
Northeast Credit Union	N/A	9,930	8,622
Ocean Bank	N/A	204,105	124,166
TD Banknorth	N/A	2,730,134	3,187,340
TOTAL:	**1,028,464**	**7,673,649**	**6,345,272**

ASSETS, DEPOSITS/SHARES, AND LOANS BY FACILITY TYPE (IN THOUSANDS)

	06/30/04	06/30/05	06/30/06	06/30/07	06/30/08
Commercial Banks Chartered by the State of Maine					
Number of Institutions	10	11	11	10	6
Number of Offices	82	94	93	93	54
Assets	2,610,874	3,336,620	3,659,000	3,698,233	2,324,363
Deposits	1,845,199	2,363,406	2,607,078	2,597,012	1,597,101
Loans	1,778,851	2,454,152	2,650,729	2,640,283	1,640,416
Commercial Banks Chartered by Other States					
Number of Institutions				1	
Number of Offices				7	
Assets				N/A	
Deposits	*Information not available.*			201,315	
Loans				115,827	
National Banks					
Number of Institutions	7	6	7	6	5
Number of Offices	198	202	199	207	214
Assets	1,778,091	2,025,228	2,283,783	2,874,213	3,548,077
Deposits	8,462,889	8,625,754	8,921,400	8,857,274	9,102,622
Loans	7,311,140	7,741,273	7,517,154	7,715,431	7,918,395
State Chartered Savings Banks					
Number of Institutions	15	15	15	14	14
Number of Offices	168	177	178	170	176
Assets	7,851,486	8,374,049	9,112,567	9,109,810	9,815,406
Deposits	5,678,939	6,141,686	6,595,416	6,622,160	6,910,877
Loans	5,895,263	6,326,358	7,148,026	7,271,436	7,769,211
Federal Savings Banks					
Number of Institutions	2	1	1	2	5
Number of Offices	32	21	21	30	63
Assets	1,194,426	699,776	751,574	1,038,867	1,985,635
Deposits	847,584	514,003	594,530	849,142	1,538,290
Loans	982,150	572,988	572,571	760,616	1,607,701
State Chartered Savings & Loan Associations					
Number of Institutions	3	3	3	2	2
Number of Offices	3	4	5	3	3
Assets	153,515	160,612	165,092	98,495	101,162
Deposits	112,302	117,200	114,745	71,244	77,745
Loans	129,987	137,108	143,928	86,915	91,686
Federal Savings & Loan Associations					
Number of Institutions	4	4	4	3	3
Number of Offices	8	9	9	7	8
Assets	291,554	306,466	316,746	271,492	278,106
Deposits	223,857	230,012	231,630	204,916	211,789
Loans	231,426	259,367	285,736	240,284	242,248

EXHIBIT II

ASSETS, DEPOSITS/SHARES, AND LOANS BY FACILITY TYPE (IN THOUSANDS)

	06/30/04	06/30/05	06/30/06	06/30/07	06/30/08
State Chartered Credit Unions					
Number of Institutions	14	12	12	13	12
Number of Offices	31	32	34	44	48
Assets	956,141	1,007,522	1,042,126	1,197,684	1,292,834
Shares	806,457	847,813	874,877	1,002,378	1,080,994
Loans	686,535	728,196	747,784	851,852	901,632
Credit Unions Chartered by Other States					
Number of Institutions			1	1	1
Number of Offices			1	1	1
Assets	*Information not available.*		N/A	N/A	N/A
Shares			9,623	10,688	9,930
Loans			10,267	10,074	8,622
Federal Credit Unions					
Number of Institutions	64	63	62	59	57
Number of Offices	131	124	135	135	138
Assets	2,840,541	2,967,293	3,077,238	3,203,968	3,399,344
Shares	2,430,151	2,526,081	2,645,217	2,752,028	2,906,505
Loans	2,024,802	2,168,932	2,366,452	2,379,849	2,480,451
State Chartered Merchant Banks					
Number of Institutions	1	1	1	1	1
Assets	40,397	42,334	45,098	46,313	45,093
Deposits	N/A	N/A	N/A	N/A	N/A
Loans	21,269	21,000	22,585	0	663
State Chartered Nondepository Trust Companies					
Number of Institutions	8	9	9	9	8
Assets	50,748	54,231	42,891	94,089	76,604
Deposits	N/A	N/A	N/A	N/A	N/A
Loans	N/A	N/A	N/A	N/A	N/A
Federal Nondepository Trust Companies					
Number of Institutions			1	1	1
Assets	*Information not available.*		8,560	9,513	13,578
Deposits			N/A	N/A	N/A
Loans			N/A	N/A	N/A
State Totals					
Number of Institutions	128	125	127	122	115
Number of Offices	653	663	675	697	705
Assets	17,767,773	18,974,131	20,504,675	21,642,677	22,880,202
Shares & Deposits	20,407,378	21,365,955	22,594,516	23,168,157	23,435,853
Loans	19,061,423	20,409,374	21,465,232	22,072,567	22,661,025

Note: Maine deposits, shares, and loans for the following banks and credit unions operating in a multi-state environment are included in this exhibit; however, Maine assets are not available for:
Bank of America, National Association, Charlotte, North Carolina
KeyBank National Association, Cleveland, Ohio
Navy Federal Credit Union, Merrifield, Virginia
Northeast Credit Union, Portsmouth, New Hampshire
Ocean Bank, Portsmouth, New Hampshire
TD Banknorth, Portland, Maine

Note: "Number of Offices" includes main and branch offices that grant loans and accept deposits/shares.

Source of data: Calls reports and FDIC's Summary of Deposits Report.

EXHIBIT III

STATE CHARTERED
COMMERCIAL BANKS
AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's)		
	Assets	**Deposits**	**Loans**
Joseph Murphy, CEO **BAR HARBOR BANKING AND TRUST COMPANY** 82 Main St. Bar Harbor, ME 04609	915,003	576,552	613,635
Earle Harvey, President **BORDER TRUST COMPANY** 227 Water St. Augusta, ME 04330	92,279	73,504	65,217
Thomas Finn, Jr., President **DAMARISCOTTA BANK & TRUST** 25 Main St. Damariscotta, ME 04543	150,471	124,466	110,389
Jon Prescott, President **KATAHDIN TRUST COMPANY** 11 Main St. Patten, ME 04765	472,999	364,931	356,587
James Delamater, President **NORTHEAST BANK** 500 Canal Street Lewiston, ME 04240-6594	595,676	364,714	409,194
Noel Graydon, President **RIVERGREEN BANK**[10] 36 Portland Rd. Kennebunk, ME 04043	97,935	92,934	85,394
TOTAL: 6	2,324,363	1,597,101	1,640,416

[10] Acquired by Savings Bank of Maine on September 19, 2008

STATE CHARTERED LIMITED PURPOSE BANKS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Deposits	Loans
Daniel Hurley, III, President **BAR HARBOR TRUST SERVICES** 135 High St., PO Box 1100 Ellsworth, ME 04605	1,676	N/A	N/A
G. West Saltonstall, President **EATON VANCE TRUST COMPANY** 255 State Street Boston, MA 02109	3,539	N/A	N/A
John Keffer, President **FORUM TRUST, LLC** Two Portland Sq., PO Box 446 Portland, ME 04112	59,077	N/A	N/A
John Walker, President **H. M. PAYSON AND COMPANY** 1 Portland Sq., PO Box 31 Portland, ME 04101	4,402	N/A	N/A
Joseph Yohlin, President **MAINE MERCHANT BANK** 977 Congress St., Suite 1100 Portland, ME 04101	45,093	0	663
John Higgins, CEO **RAM TRUST COMPANY** 45 Exchange St. Portland, ME 04101	1,352	N/A	N/A
William Dannecker, President **RSGROUP TRUST COMPANY** 317 Madison Ave. New York, NY 10017	2,678	N/A	N/A
Richard Curran, Jr., President **SPINNAKER TRUST** 5 Milk St., PO Box 7160 Portland, ME 04112-7160	799	N/A	N/A
Warren Eastman, President **TD AMERITRADE** 6940 Columbia Gateway Drive, Suite 200 Columbia, MD 21046	3,081	N/A	N/A
TOTAL: 9	**121,697**	**0**	**663**

EXHIBIT III

STATE CHARTERED
SAVINGS BANKS
AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Deposits	Loans
Steven Closson, President **ANDROSCOGGIN SAVINGS BANK** 30 Lisbon St., PO Box 1407 Lewiston, ME 04240	615,158	411,534	500,520
James Conlon, CEO **BANGOR SAVINGS BANK** 99 Franklin St., PO Box 930 Bangor, ME 04402-0930	2,284,134	1,594,949	1,693,797
Glen Hutchinson, President **BATH SAVINGS INSTITUTION** 105 Front St., PO Box 548 Bath, ME 04530-0548	482,583	348,849	359,931
Wayne Sherman, President **BIDDEFORD SAVINGS BANK** 254 Main St., PO Box 525 Biddeford, ME 04005-0525	308,638	203,635	213,861
Peter Judkins, President **FRANKLIN SAVINGS BANK** 197 Main St., PO Box 825 Farmington, ME 04938-0825	304,526	222,304	258,642
Christopher Emmons, President **GORHAM SAVINGS BANK** 10 Wentworth Dr., PO Box 39 Gorham, ME 04038	782,163	489,774	572,154
Mark Johnston, President **KENNEBEC SAVINGS BANK** 150 State St., PO Box 50 Augusta, ME 04330	651,746	393,706	547,831
Kendall Reed, President **KENNEBUNK SAVINGS BANK** 104 Main St., PO Box 28 Kennebunk, ME 04043-0028	763,841	586,803	651,955
Edward Hennessey, Jr., President **MACHIAS SAVINGS BANK** 4 Center St., PO Box 318 Machias, ME 04654-0318	898,968	760,656	802,803
Rick Vail, President **MECHANICS SAVINGS BANK** 100 Minot Ave., PO Box 400 Auburn, ME 04210	266,408	198,829	232,312

STATE CHARTERED
SAVINGS BANKS
AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's)		
	Assets	Deposits	Loans
Robert Harmon, President **NORWAY SAVINGS BANK** 261 Main St., PO Box 347 Norway, ME 04268	877,046	660,773	731,564
Kevin Savage, President **SACO AND BIDDEFORD SAVINGS INSTITUTION** 252 Main St., PO Box 557 Saco, ME 04073	723,090	444,596	568,493
Mark Mickeriz, President **SANFORD INSTITUTION FOR SAVINGS** 900 Main St., PO Box 472 Sanford, ME 04073	452,650	314,263	371,208
John Witherspoon, President **SKOWHEGAN SAVINGS BANK** 13 Elm St., PO Box 250 Skowhegan, ME 04976	404,455	280,206	264,140
TOTAL: 14	9,815,406	6,910,877	7,769,211

STATE CHARTERED
SAVINGS AND LOAN ASSOCIATIONS
AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's)		
	Assets	Deposits	Loans
William Weir, President **BAR HARBOR SAVINGS AND LOAN ASSOCIATION** 103 Main St. Bar Harbor, ME 04609	35,529	30,109	32,546
Harry Mank, Jr., President **ROCKLAND SAVINGS AND LOAN ASSOCIATION**[11] 582 Main St., PO Box 585 Rockland, ME 04841	65,633	47,636	59,140
TOTAL: 2	101,162	77,745	91,686

[11] Converted to federal charter on November 1, 2008

EXHIBIT III

STATE CHARTERED
CREDIT UNIONS
AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Matthew Griffiths, CEO **COAST LINE CREDIT UNION** 333 Cottage Rd. South Portland, ME 04106	38,567	27,843	26,556
Donna Steckino, CEO **COMMUNITY CREDIT UNION** 144 Pine St., PO Box 7810 Lewiston, ME 04240	42,124	37,735	38,100
Eugene Ardito, CEO **cPORT CREDIT UNION** 50 Riverside Industrial Pkwy., PO Box 777 Portland, ME 04101-0777	116,650	104,933	72,173
David Tozier, CEO **DOWN EAST CU** 23 Third Ave., PO Box 130 Baileyville, ME 04694	78,794	61,762	62,114
H. Tucker Cole, CEO **EVERGREEN CREDIT UNION** 225 Riverside St. Portland, ME 04103	194,613	177,129	160,701
Richard Dupuis, CEO **FIVE COUNTY CREDIT UNION** 765 Washington St., PO Box 598 Bath, ME 04530-0598	163,549	137,604	118,173
Richard LaChance, CEO **MAINE EDUCATION CREDIT UNION** 23 University Dr., PO Box 1096 Augusta, ME 04330-1096	23,108	20,273	14,858
Normand Dubreuil, CEO **MAINE STATE CREDIT UNION** 200 Capital St., PO Box 5659 Augusta, ME 04332-5659	245,118	207,566	147,105
Luke Labbe, CEO **PEOPLESCHOICE CREDIT UNION** 35 Bradbury St., PO Box 463 Biddeford, ME 04005	127,071	106,322	67,108

STATE CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Charles Hinkley, CEO **SABATTUS REGIONAL CREDIT UNION** 2 Middle Rd., PO Box 250 Sabattus, ME 04280	32,640	29,735	17,275
Carrie Shaw, CEO **SACO VALLEY CREDIT UNION** 312 Main St., PO Box 740 Saco, ME 04072-0740	67,890	61,368	47,457
Matthew Walsh, CEO **UNIVERSITY CREDIT UNION** Rangeley Rd. University of ME Orono, ME 04469-5779	162,710	108,724	130,012
TOTAL: 12	**1,292,834**	**1,080,994**	**901,632**

STATE CHARTERED CREDIT UNIONS CHARTERED BY OTHER STATES

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Peter Kavalauskas, CEO **NORTHEAST CREDIT UNION** 100 Borthwick Ave. Portsmouth, NH 03801 1 Maine branch	N/A	9,930	8,622
TOTAL: 1	**N/A**	**9,930**	**8,622**

Note: Maine shares and loans for Northeast Credit Union, which operates in a multi-state environment, are included in this exhibit; however, Maine assets are not available.

EXHIBIT III

FEDERALLY CHARTERED NATIONAL BANKS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ In (000's) Deposits	Loans
Elizabeth Greenstein, Regional CEO **BANK OF AMERICA, N.A.** 2 Portland Sq. Portland, ME 04101	N/A	1,542,950	995,388
Gregory Dufour, President **CAMDEN NATIONAL BANK** 2 Elm St., PO Box 310 Camden, ME 04843	2,293,631	1,415,058	1,526,959
Richard Lucas, District President **KEYBANK, NATIONAL ASSOCIATION** One Monument Sq., PO Box 678 Portland, ME 04112	N/A	2,571,466	1,256,894
Larry Wold, Maine President TD Bank, N.A. d/b/a/ **TD BANKNORTH** One Portland Sq., PO Box 9540 Portland, ME 04112	N/A	2,730,134	3,187,340
Daniel Daigneault, President **THE FIRST, N.A.** 223 Main St., PO Box 940 Damariscotta, ME 04543	1,254,446	843,014	951,814
TOTAL: 5	3,548,077	9,102,622	7,918,395

Note: Maine deposits and loans for the following banks authorized to do business in a multi-state environment are included in this exhibit; however, Maine assets are not available for:
Bank of America, N.A.
KeyBank, National Association
TD Bank, N.A.

FEDERALLY CHARTERED NONDEPOSITORY TRUST COMPANIES AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's)		
	Assets	Deposits	Loans
Lawrence Blaisdell, President **ACADIA TRUST, NATIONAL ASSOCIATION** 511 Congress St. Portland, ME 04101	13,578	N/A	N/A
TOTAL: 1	**13,578**	**N/A**	**N/A**

FEDERALLY CHARTERED SAVINGS BANKS AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's)		
	Assets	Deposits	Loans
Allen Sterling, President **AUBURN SAVINGS BANKS, FSB** 256 Court St., PO Box 3157 Auburn, ME 04210	66,335	46,174	57,015
Samuel Ladd, III, President **MAINE BANK & TRUST COMPANY** 467 Congress St., PO Box 619 Portland, ME 04104	430,309	280,122	300,426
William Lucy, President **MERRILL MERCHANTS BANK** 201 Main St., PO Box 925 Bangor, ME 04402-0925	598,155	302,155	365,596
Danny O'Brien, President **OCEAN BANK** 325 State St. Portsmouth, NH 03801 7 Maine branches	N/A	204,105	124,166
Arthur Markos, President **SAVINGS BANK OF MAINE** 190 Water St., PO Box 190 Gardiner, ME 04345-0190	890,836	705,734	760,498
TOTAL: 5	1,985,635	1,538,290	1,607,701

Note: Maine deposits and loans for Ocean Bank, which operates in a multi-state environment, are included in this exhibit; however, Maine assets are not available.

EXHIBIT III

FEDERALLY CHARTERED SAVINGS AND LOAN ASSOCIATIONS AUTHORIZED TO DO BUSINESS IN MAINE

	06/30/08 $ in (000's) Assets	Deposits	Loans
John Swanberg, President **AROOSTOOK COUNTY FEDERAL SAVINGS AND LOAN ASSOCIATION** 43 High St., PO Box 808 Caribou, ME 04736-0808	89,425	81,019	77,598
Andrew Perry, President **FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF BATH** 125 Front St., PO Box 488 Bath, ME 04530	109,736	84,136	95,063
Allen Rancourt, President **KENNEBEC FEDERAL SAVINGS AND LOAN ASSOCIATION** 70 Main St., PO Box 488 Waterville, ME 04903-0497	78,945	46,634	69,587
TOTAL: 3	278,106	211,789	242,248

FEDERALLY CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
David Desjardins, CEO **ACADIA FEDERAL CU** 9 East Main St. Fort Kent, ME 04743-1398	77,646	64,378	53,794
Judith Griffin, CEO **ALLIANCE OF MAINE** 44 Edison Dr., PO Box 1056 Augusta, ME 04332-1056	30,293	23,849	14,498
Roger Sirois, CEO **ATLANTIC REGIONAL FEDERAL CU** 55 Cushing St., PO Box 188 Brunswick, ME 04011-0188	223,739	184,819	154,718
Stephen Clark, CEO **BANGOR FEDERAL CU** 339 Hogan Rd., PO Box 1161 Bangor, ME 04401-1161	89,551	81,698	73,073
Darla King, CEO **BANGOR HYDRO FEDERAL CU** 193 Broad St. STE 3 Bangor, ME 04401-6323	17,655	15,470	14,223
Cynthia Burke, CEO **BLUE CROSS AND BLUE SHIELD OF ME FEDERAL CU** 2 Gannett Dr. South Portland, ME 04106-6911	6,158	4,899	3,659
Richard Kaul, CEO **BREWER FEDERAL CU** 77 N. Main St., PO Box 189 Brewer, ME 04412-0189	39,931	36,330	30,575
Diana Winkley, CEO **CAPITAL AREA FEDERAL CU** 10 North Belfast Ave., PO Box 2626 Augusta, ME 04438	18,384	16,650	12,746
James Stone, CEO **CASCO FEDERAL CU** 375 Main St., PO Box 87 Gorham, ME 04038-0087	35,472	30,960	22,643

EXHIBIT III

FEDERALLY CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Vicki Stuart, CEO **CENTRAL MAINE FEDERAL CU** 1000 Lisbon St., PO Box 1746 Lewiston, ME 04241-1746	76,061	65,954	39,185
Scott Harriman, CEO **CUMBERLAND COUNTY FEDERAL CU** 101 Gray Rd. Falmouth, ME 04105-2514	99,205	85,196	64,003
Ralph Ferland, CEO **EASTERN MAINE MEDICAL CENTER FEDERAL CU** 489 State St. Bangor, ME 04401-6616	34,229	30,423	24,117
Daniel Byron, CEO **EASTMILL FEDERAL CU** 60 Main St. East Millinocket, ME 04430-1128	55,849	46,059	16,283
Cass Hirschfelt, CEO **FRANKLIN SOMERSET FEDERAL CU** 485 Wilton Rd., PO Box 5061 Farmington, ME 04938-9600	55,182	48,980	33,424
Philip Bergeron, CEO **GARDINER FEDERAL CU** 8 Brunswick Rd. RR 5 PO Box 105 Gardiner, ME 04345-9006	24,831	22,419	18,822
Nancy Bard, CEO **GREAT FALLS REGIONAL FCU** 34 Bates St. Lewiston, ME 04240	22,699	18,341	11,866
Peter Prinz, CEO **HANNAFORD ASSOCIATES FEDERAL CU** 145 Pleasant Hill Rd., PO Box 1440 Scarborough, ME 04104-5034	29,762	24,516	20,596
Deborah Pomeroy, CEO **HEALTHFIRST FEDERAL CU** 9 Quarry Rd. Waterville, ME 04901	13,400	12,453	11,307
Kathleen Smith, CEO **HOULTON FEDERAL CU** 13 Market Sq. Houlton, ME 04730-1775	13,665	11,229	8,364

FEDERALLY CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Gary Bragdon, CEO **HOWLAND ENFIELD FEDERAL CU** 4 Coffin St., PO Box 405 Howland, ME 04448-0405	8,976	8,120	6,581
Kenneth Williams, CEO **INFINITY FEDERAL CU** 202 Larrabee Rd., PO Box 9742 Westbrook, ME 04104-5060	188,161	115,366	123,518
Beverly Beaucage, CEO **KV FEDERAL CU** 316 Northern Ave., PO Box 2108 Augusta, ME 04338	51,061	45,835	29,777
Donald Casko, CEO **KATAHDIN FEDERAL CU** 1000 Central St. Millinocket, ME 04462-2193	69,951	58,129	45,655
Deseree Gilman, CEO **KSW FEDERAL CU** 222 College Ave. Waterville, ME 04901	30,331	26,744	20,913
Kerry Hayes, CEO **LEWISTON MUNICIPAL FEDERAL CU** 291 Pine St., PO Box 60 Lewiston, ME 04243-0060	14,406	12,575	9,184
David Brillant, CEO **LINCOLN MAINE FEDERAL CU** 171 W Broadway, PO Box 220 Lincoln, ME 04457-0220	30,325	27,523	24,586
George Roy, CEO **LISBON COMMUNITY FEDERAL CU** 325 Lisbon Rd., PO Box 878 Lisbon, ME 04240-0878	67,920	59,181	47,733
Ronald Fournier, CEO **MAINE FAMILY FEDERAL CU** 555 Sabattus St. Lewiston, ME 04240-4195	94,654	83,959	63,452
Rhonda Taylor, CEO **MAINE HIGHLANDS FEDERAL CU** 73 Main St., PO Box 233 Dexter, ME 04930-0233	59,384	52,714	44,469

EXHIBIT III

FEDERALLY CHARTERED
CREDIT UNIONS
AUTHORIZED TO DO BUSINESS IN MAINE

		06/30/08 $ in (000's) Shares &	
	Assets	Deposits	Loans
Jennifer Hartel, CEO **MAINE MEDIA FEDERAL CU** 390 Congress St., PO Box 7702 Portland, ME 04112-7702	4,385	3,216	3,351
John Reed, CEO **MAINE SAVINGS FEDERAL CU** 1101 Western Ave., PO Box 347 Hampden, ME 04444-0347	195,316	173,665	160,206
Gail Richardson, CEO **MIDCOAST FEDERAL CU** 831 Middle St., PO Box 780 Bath, ME 04530-0780	108,879	95,831	71,117
Marguerite Gagne, CEO **MONMOUTH FEDERAL CU** 1176 Main St., PO Box 150 Monmouth, ME 04259-0150	9,934	9,068	6,953
Cutler Dawson, CEO **NAVY FEDERAL CU** P. O. Box 3000 Merrifield, VA 22119 1 Maine branch	N/A	32,787	106,840
Ryan Poulin, CEO **NEW DIMENSIONS FEDERAL CU** 61 Grove St. Waterville, ME 04901-5826	43,453	39,179	25,005
Shelly Page, CEO **NEW ENGLAND UNITED METHODIST FEDERAL CU** PO Box 245 Westbrook, ME 04098	3,364	3,008	1,828
David Rossignol, CEO **NORSTATE FEDERAL CU** 78 Fox St. Madawaska, ME 04756	121,043	99,527	93,242
Joseph Chapin, CEO **OCEAN COMMUNITIES FEDERAL CU** 1 Pool St., PO Box 1961 Biddeford, ME 04005-1961	130,945	112,750	104,865

Note: Maine shares and loans for Navy Federal Credit Union, which operates in a multi-state environment, are included in this exhibit; however, Maine assets are not available.

FEDERALLY CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

	Assets	06/30/08 $ in (000's) Shares & Deposits	Loans
Roland Poirier, CEO **OTIS FEDERAL CU** 170 Main St., PO Box 27 Jay, ME 04329-0027	101,178	81,970	71,437
Matthew Kaubris, CEO **OXFORD FEDERAL CU** 225 River Rd., PO Box 252 Mexico, ME 04257-0252	121,816	106,138	98,162
Steve Baillargeon, CEO **PENOBSCOT COUNTY FEDERAL CU** 191 Main St., PO Box 434 Old Town, ME 04468-0434	41,567	37,289	31,506
Hosea Carpenter, CEO **PORTLAND MAINE POLICE DEPARTMENT FEDERAL CU** 109 Middle St. Portland, ME 04101	7,722	7,106	5,976
Robert Hill, CEO **PORTLAND ME TRANSIT FEDERAL CU** 2 Frank Savage Rd. Hollis, ME 04042	300	270	206
Lillian Turner, CEO **R.C.H. FEDERAL CU** 420 Franklin St. Rumford, ME 04276	391	297	139
Philippe Moreau, CEO **RAINBOW FEDERAL CU** 391 Main St., PO Box 741 Lewiston, ME 04243-0741	139,235	111,839	78,419
Kyle Casburn, CEO **SEABOARD FEDERAL CU** 177 Main St., PO Box G Bucksport, ME 04416-1207	85,899	76,188	61,542
James Lemieux, CEO **SEBASTICOOK VALLEY FEDERAL CU** 14 Sebasticook St., PO Box 10 Pittsfield, ME 04967-0010	53,506	41,669	44,541

EXHIBIT III

FEDERALLY CHARTERED CREDIT UNIONS AUTHORIZED TO DO BUSINESS IN MAINE

		06/30/08 $ in (000's)	
	Assets	Shares & Deposits	Loans
Diana Garcia, CEO **SEMICONDUCTOR OF ME FEDERAL CU** 333 Western Ave. South Portland, ME 04106-0022	10,919	9,254	6,790
Susan Thurlow, CEO **SHAW'S EMPLOYEES FEDERAL CU** 205 Spencer Dr. Wells, ME 04090-5553	7,431	5,467	3,512
MaryAnn Chamberlain, CEO **ST. AGATHA FEDERAL CU** 315 Mason St., PO Box 130 Saint Agatha, ME 04772-0130	15,811	14,280	7,953
Sidney Wilder, CEO **TACONNET FEDERAL CU** 60 Benton Ave. Winslow, ME 04901-6798	36,946	34,070	25,407
Kenneth Hensler, CEO **THE COUNTY FEDERAL CU** 82 Bennett Dr., PO Box 939 Caribou, ME 04736-1944	107,096	95,567	74,968
Chris Daudelin, CEO **TOWN & COUNTRY FEDERAL CU** 557 Main St., PO Box 9420 South Portland, ME 04106-9420	172,742	152,448	118,969
Kenneth Acker, CEO **TRUCHOICE FEDERAL CU** 272 Park Ave., PO Box 10659 Portland, ME 04104-6059	68,305	55,656	56,229
Cathy Bond, CEO **WINSLOW COMMUNITY FEDERAL CU** 12 Monument St., PO Box 8117 Winslow, ME 04901	22,561	20,101	12,392
Jeffrey Seguin, CEO **WINTHROP AREA FEDERAL CU** 22 Highland Ave., PO Box 55 Winthrop, ME 04364	45,094	39,887	31,442
James Nelson, CEO **YORK COUNTY FEDERAL CU** 1516 Main St. Sanford, ME 04073-3530	164,625	133,209	133,690
TOTAL: 57	**3,399,344**	**2,906,505**	**2,480,451**

DEPARTMENT OF PROFESSIONAL & FINANCIAL REGULATION
MAINE BUREAU OF FINANCIAL INSTITUTIONS

Lloyd P. LaFountain III, Superintendent
Lloyd.P.LaFountain.III@Maine.gov
624-8570

MISSION

The mission of the Bureau of Financial Institutions is to assure the strength, stability and efficiency of all Maine-chartered financial institutions, and to assure their reasonable and orderly competition, thereby encouraging the development and expansion of those financial services advantageous to the public welfare.

EMPLOYEE	POSITION	EMAIL ADDRESS
Examination/Supervision Division		
Donald W. Groves	Deputy Superintendent	Donald.W.Groves@Maine.gov
Carl R. Falcone	Principal Examiner	Carl.R.Falcone@Maine.gov
Chris N. Hadiaris	Principal Examiner	Chris.N.Hadiaris@Maine.gov
Daniel H. Warren, Jr.	Principal Examiner	Daniel.H.Warren.Jr@Maine.gov
Lindsey Mattson	Senior Examiner	Lindsey.Mattson@Maine.gov
Jason Michaud	Senior Examiner	Jason.Michaud@Maine.gov
John J. O'Connor	Senior Examiner	John.J.O'Connor@Maine.gov
Lisa Clark	Examiner	Lisa.Clark@Maine.gov
Katarina Kiszely	Examiner	Katarina.Kiszely@Maine.gov
Amy Ramsden	Examiner	Amy.Ramsden@Maine.gov
Shelley K. Foster	Office Specialist I	Shelley.K.Foster@Maine.gov
Research/Administration Division:		
John A. Barr	Deputy Superintendent	John.A.Barr@Maine.gov
Christine D. Pearson	Principal Examiner	Christine.D.Pearson@Maine.gov
Robert B. Studley	Principal Examiner	Robert.B.Studley@Maine.gov
Christian Van Dyck	Attorney	Christian.D.VanDyck@Maine.gov
Ann P. Beane	Consumer Outreach	Ann.P.Beane@Maine.gov
Christine L. Solomon	Secretary Associate	Christine.L.Solomon@Maine.gov
Assistant Attorney General:		
Jim Bowie		Jim.Bowie@Maine.gov

EXHIBIT IV

Bureau of Financial Institutions Advisory Committee

In March, 1994, the Bureau established the Financial Institutions Advisory Committee. The role of that Committee, which meets semiannually, is to review the financial issues relating to the Bureau's operation. Over the past twelve years, the Bureau has benefited from the discussions and guidance of this advisory group. The following is a list of the current members of the Bureau of Financial Institutions Advisory. Special thanks for dedication and interest of these individuals serving in this advisory capacity to the Bureau.

Thomas Finn, Jr., President, Damariscotta Bank & Trust Company
Mark L. Johnston, President, Kennebec Savings Bank
John Murphy, President, Maine Credit Union League
Joseph J. Pietroski, Jr., President, Maine Bankers Association
Christopher W. Pinkham, President, Maine Association of Community Banks
Kevin P. Savage, President, Saco and Biddeford Savings Institution
Donna Steckino, President, Community Credit Union

* * * * *

Additional copies of

"ANNUAL REPORT FROM THE SUPERINTENDENT OF THE BUREAU OF FINANCIAL INSTITUTIONS TO THE LEGISLATURE"

may be purchased from the:

Maine Bureau of Financial Institutions

36 State House Station

Augusta, Maine 04333-0036

Telephone: (207) 624-8570

Price: $15.00 per copy

This report is also available in electronic format on the Maine Bureau of Financial Institution's Internet site at www.state.me.us/pfr/financialinstitutions

* * * * *

Published under appropriation #014-02A-0093-01

Joyce Ingram

From: DCECF_LiveDB@txs.uscourts.gov
Sent: Monday, December 05, 2011 4:56 PM
To: DC_Notices@txs.uscourts.gov
Subject: Activity in Case 4:11-cv-00196 KBR v. Chevedden Order

U.S. District Court

SOUTHERN DISTRICT OF TEXAS

Notice of Electronic Filing

The following transaction was entered on 12/5/2011 at 4:56 PM CST and filed on 12/5/2011
Case Name: KBR v. Chevedden
Case Number: 4:11-cv-00196
Filer:
Document Number: 38

Docket Text:
ORDER entered: KBRs motion to tax the private process server costs against Chevedden is denied. By December 12, 2011, KBR must file a proposed final judgment order. (Signed by Judge Lee H Rosenthal) Parties notified.(leddins,)

4:11-cv-00196 Notice has been electronically mailed to:

Chanler Ashton Langham clangham@susmangodfrey.com, jingram@susmangodfrey.com

Geoffrey L Harrison gharrison@susmangodfrey.com, jingram@susmangodfrey.com

John Chevedden FISMA & OMB Memorandum M-07-16 ***

4:11-cv-00196 Notice has not been electronically mailed to:

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=12/5/2011] [FileNumber=14078791-0] [5f5f326a74461d0f00e5b9f0fe4d275b766f27554b3230ae62c545799f945e28b8588393596895f80a1b636f23437a838da41dd01f6cb0c6de163953c5f47d00]]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

I have not received a copy in any form whatsoever from the company of the company January 13, 2012 no action request type submittal. The Staff has encouraged greater use of electronic communications and the Staff is also making greater use of electronic communications.

At this late date the company Corporate Secretary, Ms. Cheri L. Peper, today refused to forward by email the January 13, 2012 no action request type submittal.

Sincerely,

John Chevedden

cc:
"Peper, Cheri" <Cheri.Peper@usa.apachecorp.com>



February 17, 2012

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Letter dated February 16, 2012
Submitted by Mr. John Chevedden

Ladies and Gentlemen,

As you know, Apache Corporation submitted a notice dated, January 13, 2012 (the "Notice") pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 (as amended) to the Securities and Exchange Commission ("SEC") in response to a proposal submitted to Apache by John Chevedden. As required by Rule 14a-8(j), we simultaneously provided Mr. Chevedden with a copy of such notice via certified mail. Nevertheless, we recently were copied on a communication from Mr. Chevedden (Attachment I) that claims that he had "not received in any form whatsoever from the company of the company January 13, 2012 no action request type submittal." We are writing to you because Mr. Chevedden's claims that he did not receive the Company's submission "in any form whatsoever" are simply untrue. Mr. Chevedden was sent the Notice in two different forms, (i) by U.S. mail on January 13, 2012, certified and with return receipt requested, and (ii) by electronic mail on January 20, 2012.

Attached is a scan of the stamped receipt for the certified mail and the tracking information that shows delivery was attempted and a notice was left for Mr. Chevedden on Tuesday, January 17, 2012 (Attachment II). As you can see from the attached notice from the United States Postal Service (USPS), the package containing the Notice was returned to the Company on February 6, 2012, because it was never claimed by the addressee, Mr. Chevedden. *See* Attachment II. Furthermore, on January 20, 2012, Susman Godfrey L.L.P., the Company's counsel, sent the Notice to Mr. Chevedden by electronic mail. A copy of the email communication between Mr. Chevedden and Susman Godfrey is also attached (Attachment III).

Apache has complied with the requirements of Rule 14a-8(j) and simultaneously provided Mr. Chevedden with a copy of the Notice. The only reason Mr. Chevedden did not receive the Notice that Apache mailed to him was because he failed to accept delivery of the Notice when delivery was attempted on January 17, 2012, and the Notice was returned to the Company on February 6, 2012, because he did not attempt to collect the notice from USPS. The difficulty in providing notice to Mr. Chevedden is a matter of public record. In *KBR v. Chevedden* (Attachment IV), the court noted that KBR attempted service at Mr. Chevedden's home nine times and was unable to serve him each time. When the process server was finally able to attempt service on his person, Mr. Chevedden physically assaulted the server injuring her and causing damage to her property. Therefore, it is no surprise that he refused to accept delivery of Apache's Notice and failed to collect it from the post office. Nevertheless, Mr. Chevedden's complaint is factually incorrect because the Company's counsel also sent him the Notice by electronic mail.

Please contact me at (713) 296-6507 if you have any follow up questions or concerns.

Sincerely,

CLPeper

Cheri L. Peper
Corporate Secretary

Attachments

cc: John Chevedden (via certified mail)

*** FISMA & OMB Memorandum M-07-16 ***

Attachment I

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

I have not received a copy in any form whatsoever from the company of the company January 13, 2012 no action request type submittal. The Staff has encouraged greater use of electronic communications and the Staff is also making greater use of electronic communications.

At this late date the company Corporate Secretary, Ms. Cheri L. Peper, today refused to forward by email the January 13, 2012 no action request type submittal.

Sincerely,

John Chevedden

cc:
"Peper, Cheri" <Cheri.Peper@usa.apachecorp.com>

Attachment II



U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

D S SCHATZ POST OFFICE HOUSTON TX 77042 JAN 13 2012

Sent To John Chevedden

Street, Apt. No.; or PO Box No.

City, State, ZIP+4 *** FISMA & OMB Memorandum M-07-16 ***

7010 0290 0001 7237 1530

Attachment III

Peper, Cheri

To: Peper, Cheri
Subject: FW: APA/JC - Jan 13, 2012 letter
Attachments: Apache Notice of Omission of Shareholder Proposal.13Jan2012.pdf; Exhibit H - Maine Bureau of Financial Institutions.pdf

---

From: Geoffrey L. Harrison
Sent: Friday, January 20, 2012 10:14 AM
To: John Chevedden
Subject: APA/JC - Jan 13, 2012 letter

Apache mailed you a copy of its attached Jan 13, 2012 letter by certified mail return receipt requested, and notice was left for you on Jan 17. Again, please today let me know the specific day next week, time and location that would be convenient to have you served in person. You do not have to provide this information, but given your prior issues with service we thought you would appreciate the courtesy, and if you do not provide this information today then we will ask our process server to arrange for service next week and we may seek to impose the costs of service on you depending on how it goes. Thanks.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 20, 2012 12:31 AM
To: Geoffrey L. Harrison
Subject: Rule 14a-8 Proposal (APA)

Mr. Harrison, Please email to the proponent on Friday the company January 13, 2012 letter to the Office of Chief Counsel so the proponent can respond on Monday on accepting service. There should not be further delay in the proponent receiving the January 13, 2012 letter.
John Chevedden

Attachment IV

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

KBR,	§	
	§	
Plaintiff,	§	
	§	
VS.	§	CIVIL ACTION NO. H-11-0196
	§	
JOHN CHEVEDDEN,	§	
	§	
Defendant.	§	

ORDER

KBR sued seeking a declaratory judgment that it could exclude a shareholder proposal submitted by the defendant, John Chevedden, from the proxy materials for the May 2011 annual shareholders meeting. KBR filed a motion for summary judgment, and this court granted the motion. KBR then moved to tax as costs: (1) $350.00 in fees of the Clerk of Court; (2) $38.60 in fees and disbursements for printing; and (3) $2,255.26 in fees for service of summons. (Docket Entry No. 21).

On April 29, 2011, this court granted KBR's motion for costs in part, holding that the $350.00 in fees of the Clerk of Court and the $38.60 in printing fees were covered under 28 U.S.C. § 1920 and awarding KBR these costs. *See* 28 U.S.C. § 1920 (stating that "[a] judge . . . may tax as costs . . . (1) fees of the clerk . . . [and] (3) fees and disbursements for printing"). But the court held that it could not grant the motion to tax as costs the $2,255.26 in fees for service of summons on the basis of the then-existing record because this amount was not necessarily reimbursable under § 1920. (Docket Entry No. 29). Though the statute allows the court to tax as costs "[f]ees of the . . . marshal," 28 U.S.C. § 1920, KBR used a private process server to serve Chevedden. In the Fifth

Circuit, "absent exceptional circumstances, the costs of a private process server are not recoverable under Section 1920." *Marmillion v. Am. Intern. Ins. Co.*, 381 F. App'x 421 (5th Cir. June 16, 2010) (citing *Cypress–Fairbanks Indep. Sch. Dist. v. Michael F*, 118 F.3d 245, 257 (5th Cir. 1997)) Because KBR's motion for costs did not "provide a basis to support its entitlement to tax as costs private service of process," the court allowed KBR to supplement its motion and Chevedden to respond. (Docket Entry No. 29, at 4). KBR has filed a supplemental brief, (Docket Entry No. 30), and submitted evidence in support of its motion. Chevedden has filed objections to KBR's motion for the costs of the private process server. (Docket Entry No. 33).

The evidence submitted reveals that KBR hired a private process server. This individual tried to serve Chevedden at his residence in Redondo Beach, California nine times in January 2011: on January 22, 23 (twice), 25, 27, 28 (twice), 29, and 30. (Docket Entries No. 30-5 & 30-6). The process server's notes indicate that no one ever answered the door. On seven of the nine occasions, the process server observed no activity inside the house. On the first service attempt on January 23, the process server heard a television and some noise in the house, but was unable to tell who was inside or what caused the noise. On the second service attempt on January 23, the lights were on inside the house, but the process server, who "stood outside for a couple of minutes," did not observe any "shadows or movement from the curtains." (Docket Entry No. 30-5, at 2). On January 31, 2011, KBR's counsel sent Chevedden an email informing him that service had been attempted at his residence nine times. The email stated: "Please let me know what time today or tomorrow would be convenient for you, and I'll arrange for a process server to be at your home, or at some other convenient place you designate if you prefer." (Docket Entry No. 30-8, at 2). Chevedden replied by email twice that same day. In the first reply, Chevedden stated that he would "advise on

Tuesday morning regarding arrangements for service."[1] (Docket Entry No. 30-9, at 2). In the second reply, Chevedden asked KBR's counsel to "[d]eliver only this one item to 2110 Artesia Bl., # B, 90278 on Tuesday." (Docket Entry No. 30-10, at 2). This was the address of a UPS Store close to Chevedden's residence. (Docket Entry No. 30-7, at 3)

On Tuesday, February 1, 2011, the process server delivered the summons and complaint to the UPS Store. Paul Pederson, the store owner, stated that he would accept service on Chevedden's behalf and signed a copy of the summons. (*Id.*, at 4). Pederson then called Chevedden and told him that Pederson had received the package Chevedden was expecting. (*Id.*). After Pederson accepted service on Chevedden's behalf, the process server waited outside the UPS Store so she could personally serve Chevedden. (*Id.*). Chevedden arrived at the store two hours later. The process server tried to serve Chevedden after he exited the store. (*Id.*). Chevedden did not respond to the process server and kept walking. The process server then "placed the documents behind [Chevedden's] neck and the upper part of his back." (*Id.*). According to the process server, "at that point [Chevedden] swung around with his right hand tossing my phone and documents into the air and causing my body to twist and fall to my knees and ground, injuring myself and causing cosmetic damage to my blackberry torch." (*Id.*). Chevedden then walked away, leaving the documents the process server had tried to put behind his neck on the ground. (*Id.*).

KBR has also submitted evidence of attempts to serve Chevedden in 2010 in another case. In *Apache Corp. v. Chevedden*, Case No. H-10-0076 (S.D. Tex. 2010), Apache tried to serve Chevedden at his home in Redondo Beach. In the return of service filed with this court, the process

---

[1] Shortly before KBR's counsel emailed Chevedden, a process server made a tenth delivery attempt at Chevedden's residence. No one answered the door. The process server then began a "stakeout" in front of Chevedden's apartment complex. KBR's counsel called off the "stakeout" when he received Chevedden's first email reply. (Docket Entry No. 30-7).

server declared that Chevedden "identified himself through closed door. He refused to take papers in hand or open the door and service was announced in a loud and clear voice." (Docket Entry No. 30-2, at 2). The process server left the documents at the door. (Docket Entry No 30-3, at 2). This court later held that Chevedden had been properly served.

KBR argues that Chevedden's past history of evading service and his continued attempts to evade service in this case establish exceptional circumstances that justify taxing the private process server costs. (Docket Entry No. 30, at 7). Chevedden denies that he evaded service and argues that had KBR emailed him earlier to ask "if he would accept service, he could have readily agreed to do so and the plaintiff would not have incurred the process server costs it now asks to be borne by the defendant." (Docket Entry No 33, at 3).

Though the issue is close, the record does not support a finding of exceptional circumstances that would warrant taxing the private process server costs against Chevedden. When it hired the private process server, KBR knew where Chevedden lived. The process server's notes in this case do not establish that Chevedden was hiding inside his residence during the service attempts. The process server did not observe any activity inside the house except on January 23, and then she could not confirm whether Chevedden was inside. Chevedden's same-day reply to KBR's January 31 email supports his contention that he was not evading service. Chevedden instructed KBR to deliver the complaint and summons to a UPS Store the following day. When the process server arrived at that store, the store owner informed her that he was accepting service on Chevedden's behalf and signed for the summons and the complaint. The process server's description of Chevedden's reaction to her subsequent effort to serve him personally does not show exceptional circumstances. The description of the process server's own conduct in placing the "documents behind his neck and

the upper part of his back" makes it difficult to conclude that Chevedden's reaction was an "assault and battery," as the process server contended, amounting to exceptional circumstances. Given the lack of conclusive evidence that Chevedden was evading service and Chevedden's prompt response to KBR's request for instructions on how service could be accomplished, the circumstances of this case are not exceptional as required to tax the private process server costs against Chevedden.[2]

KBR's motion to tax the private process server costs against Chevedden is denied. By **December 12, 2011,** KBR must file a proposed final judgment order.

SIGNED on December 5, 2011, at Houston, Texas.

Lee H. Rosenthal
United States District Judge

---

[2] The cases KBR cites in support of its motion do not compel a different conclusion. None involve a prompt email reply with instructions on how to accomplish service.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

The proponent has not received a copy in any form whatsoever from the company of the company January 13, 2012 no action request type submittal. The proponent also has not received a copy in any form whatsoever of the company February 17, 2012 letter (with attachments).

Today at this late date the company Corporate Secretary, Ms. Cheri L. Peper, refused to forward by email the February 17, 2012 letter. Ms. Peper also recently refused to email the January 13, 2012 letter, which the proponent still has not received in any form whosoever from the company.

There is no excuse for the company refusal to forward these two key letters especially since the company forwarded some of this material to the Staff by email as long as 40-days ago.

This is to respectfully request that the Staff not consider these company letters until at least the company forwards them by email to the proponent.

Sincerely,

John Chevedden

cc: "Peper, Cheri" <Cheri.Peper@usa.apachecorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

In regard to this related appellate case, the Appellee's Brief by KBR is due on March 19, 2012.

Court of Appeals Docket #: 11-20921 Docketed: 12/30/2011
KBR v. John Chevedden
Appeal From: Southern District of Texas, Houston

Originating Court:
District: 0541-4 : 4:11-CV-196
Related Case: 4:10-cv-00076 **Apache Corporation** v. Chevedden

Sincerely,

John Chevedden

cc: "Peper, Cheri" <Cheri.Peper@usa.apachecorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

Attached is evidence of the extreme views of the company Chairman/CEO in regard to shareholder proposals.

Sincerely,

John Chevedden

cc: Cheri Peper
Corporate Secretary

The Wall Street Journal, September 27, 2007.

Adoption of the New Full Access Proposal by the Commission would defy the tested and established business model of U.S. companies that places directors in fiduciary roles to protect both the short-term and long-term interests of U.S. companies and would enable non-fiduciary and self-interested, short-term investors to succeed directors in business decision-making roles for U.S. companies.

C. ***If the Commission adopts the New Full Access Proposal, shareholders of U.S. public companies will wrest decision-making ability from directors but will not relieve directors of any corresponding liability.*** Just as U.S. companies are fleeing the public markets, highly qualified, high net-worth individuals will flee the boardrooms of the remaining U.S. companies. U.S. public companies are already experiencing problems with recruiting and retaining high quality directors for their boards. If the Commission adopts the New Full Access Proposal, it is likely that more directors will choose to avoid contested elections and increased personal liability by resigning from their board positions, and the U.S. market will suffer.

Responses to Other Questions from the Commission

The most critical problem for American markets is the flight of American corporations away from U.S. public markets. Gifting more political power to corporate governance consultants is not the answer to that problem. It is the problem.

The right solution is, first, to abolish non-binding shareholder proposals and, second, to increase the resubmission thresholds for repeat shareholder proposals.

Abolish Non-Binding Shareholder Proposals: In Section C.1. of the New Full Access Proposal, "Request for Comment on Proposals Generally – Bylaw Amendments Concerning Non-Binding Shareholder Proposals," you recognize that "several participants in the Commission's recent proxy roundtables expressed concern that by requiring the inclusion of non-binding shareholder proposals in company proxy materials, Rule 14a-8 expands rather than vindicates the framework of shareholder rights in state corporate law." You then request comment as to whether the Commission "should adopt rules that would enable shareholders, if they could choose to do so, to determine the particular approach they wish to follow with regard to non-binding proposals in the company's proxy materials."

Non-binding proposals should not be permitted at all. They have no legal standing under the corporate laws of Delaware and other states, are an inefficient and ineffective method of communication between shareholders and companies, and distract attention from the genuine business issues presented for shareholder votes at shareholder meetings. The Commission should eliminate the federally created right of shareholders to make non-binding proposals.

Increase the Resubmission Thresholds for Repeat Shareholder Proposals: In Section C.1. of the New Full Access Proposal, "Request for Comment on Proposals Generally – Bylaw Amendments Concerning Non-Binding Shareholder Proposals," you ask whether "the Commission [should] amend the rule to alter the resubmission thresholds for proposals that deal with substantially the same subject matter as another proposal that previously has been included

in the company's proxy materials? If so, what should the resubmission thresholds be – 10%, 15%, 20%?"

Yes, the resubmission thresholds should be amended to be 33% for the first resubmission, 40% for the second resubmission, and 45% for each resubmission thereafter. These thresholds are not inconsistent with accepted tenets of U.S. democracy. For example, 60 out of 100 votes are required to shut down a filibuster in the U.S. Senate and bring a matter to vote. A corporation should not be required to put a matter to a vote each and every year unless there has been substantial support for the proposal in the prior year.

Conclusion

The decisions that the Commission makes with respect to these issues will have far-reaching and long-term impacts that go well beyond today. At stake are America's public competitive system and its continued economic success. We urge the Commission to avoid jeopardizing the long established practices that have served the U.S. well, creating the strongest economy in the world and raising the American standard of living well above that of any other country.

Therefore, the Commission should reject the New Full Access Proposal, adopt the Status Quo Proposal, eliminate the federally created right of shareholders to make non-binding proposals, and increase substantially the number of shares required to be held by shareholders making shareholder proposals.

Very truly yours,

APACHE CORPORATION

By:

G. Steven Farris
President and Chief Executive Officer

cc: Board of Directors
Apache Corporation

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

The proponent has not received a copy in any form whatsoever from the company of the company January 13, 2012 no action request type submittal which the company emailed to the Staff. The proponent also has not received a copy in any form whatsoever of the company February 17, 2012 letter (with attachments) which the company emailed to the Staff.

At the late date of February 22, 2012 the company Corporate Secretary, Ms. Cheri L. Peper, refused to forward by email the company February 17, 2012 letter. Ms. Peper also earlier refused to email the January 13, 2012 letter, which the proponent still has not received in any form whosoever from the company.

Thus the company has absolutely no verification that the proponent received from the company either of the above letters with attachments. There is at least one precedent for a reversal of a Staff Reply Letter because a company did not forward its no action request to the proponent.

Sincerely,

John Chevedden

cc: Cheri Peper
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Apache Corporation (APA)
Adopt Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

In regard to this related appellate case, attached is a status update.

Court of Appeals Docket #: 11-20921
KBR v. John Chevedden
Appeal From: Southern District of Texas, Houston

Originating Court:
District: 0541-4 : 4:11-CV-196
Related Case: 4:10-cv-00076 Apache Corporation v. Chevedden

Sincerely,

John Chevedden

cc: Cheri Peper
Corporate Secretary

12/30/2011	PRIVATE CIVIL FEDERAL CASE docketed. NOA filed by Appellant Mr. John Chevedden [11-20921] (BCL)
01/06/2012	INITIAL CASE CHECK by Attorney Advisor complete, Action: Case OK to Process. [6987671-2] Initial AA Check Due satisfied.. Notice of Certified ROA due on 01/23/2012. [11-20921] (LBM)
01/09/2012	NOTICE RECEIVED FROM DISTRICT COURT. ROA Certified by DCt, FILED Certified ROA due deadline satisfied. [11-20921] (LBM)
01/11/2012	BRIEFING NOTICE ISSUED A/Pet's Brief Due on 02/22/2012 for Appellant John Chevedden. [11-20921] (LBM)
01/20/2012	APPEARANCE FORM FILED by Attorney Geoffrey L. Harrison for Appellee KBR in 11-20921 [11-20921] (LBM)
02/15/2012	APPELLANT'S BRIEF FILED by Mr. John Chevedden Brief NOT Sufficient as it requires TABLE OF CONTENTS, CERTIFICATE OF INTERESTED PARTIES, STATEMENT OF JURISDICTION and TABLE OF AUTHORITIES AND CITATIONS # of Copies Provided: 7 A/Pet's Brief deadline satisfied. Record Excerpts due on 03/02/2012 for Appellant John Chevedden. Sufficient Brief due on 03/02/2012 for Appellant John Chevedden.. Appellee's Brief due on 03/19/2012 for Appellee KBR [11-20921] (LBM)
03/01/2012	BRIEF MADE SUFFICIENT filed by Appellant Mr. John Chevedden in 11-20921 [7020256-2]. Sufficient Brief deadline satisfied [11-20921] (CNF)
03/01/2012	RECORD EXCERPTS FILED by Appellant Mr. John Chevedden. # of Copies Provided: 4 Record Excerpts deadline satisfied [11-20921] (CNF)

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